Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets

(millions of Canadian dollars) (unaudited)	December 31, 2011	December 31, 2010 (note 16)	January 1, 2010 (note 16)
Assets
Current assets
Cash and cash equivalents (note 5)	$1,841	$252	$392
Accounts receivable	1,235	1,183	964
Income taxes receivable	273	346	23
Inventories	2,059	1,935	1,520
Prepaid expenses	36	34	12

	5,444	3,750	2,911
Non-current assets
Exploration and evaluation assets (note 6)	746	472	1,943
Property, plant and equipment, net (note 7)	24,279	21,770	18,584
Goodwill	674	663	689
Contribution receivable (note 13)	1,147	1,284	1,313
Other assets	136	111	68

Total Assets	$32,426	$28,050	$25,508

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$2,867	$2,506	$1,941
Income taxes payable	—	—	270
Asset retirement obligations (note 10)	116	63	29
Long-term debt due within one year (note 9)	407	—	—

	3,390	2,569	2,240
Long-term debt (note 9)	3,504	4,187	3,229
Other long-term financial liabilities (note 13)	—	102	96
Other long-term liabilities	342	289	284
Contribution payable (note 13)	1,437	1,427	1,500
Deferred tax liabilities	4,329	3,767	3,705
Asset retirement obligations (note 10)	1,651	1,135	738
Commitments and contingencies (note 12)

Total Liabilities	14,653	13,476	11,792

Shareholders’ equity
Common shares (note 11)	6,327	4,574	3,585
Preferred shares (note 11)	291	—	—
Retained earnings	11,097	10,012	10,099
Other reserves	58	(12)	32

Total Shareholders’ Equity	17,773	14,574	13,716

Total Liabilities and Shareholders’ Equity	$32,426	$28,050	$25,508

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	1

Condensed Consolidated Statements of Income

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars, except share data) (unaudited)	2011	2010 (note 16)	2011	2010 (note 16)
Gross revenues (note 15)	$6,154	$4,490	$24,489	$18,085
Royalties	(331)	(211)	(1,125)	(978)

Revenues, net of royalties	5,823	4,279	23,364	17,107

Expenses
Purchases of crude oil and products (note 15)	3,533	2,541	14,264	10,580
Production and operating expenses	634	583	2,518	2,309
Selling, general and administrative expenses	108	105	428	291
Depletion, depreciation, amortization and impairment (note 7)	716	541	2,519	1,992
Exploration and evaluation expenses (note 6)	194	230	470	438
Other – net (notes 8, 13)	21	(13)	(189)	(15)

	5,206	3,987	20,010	15,595

Earnings from operating activities	617	292	3,354	1,512

Financial items (note 9)
Net foreign exchange gains (losses)	(15)	(76)	10	(49)
Finance income	26	17	86	79
Finance expenses	(71)	(89)	(310)	(325)

	(60)	(148)	(214)	(295)

Earnings before income taxes	557	144	3,140	1,217
Provisions for (recovery of) income taxes
Current	153	(37)	354	188
Deferred	(4)	42	562	82

	149	5	916	270

Net earnings	$408	$139	$2,224	$947

Earnings per share (note 11)
Basic	$0.42	$0.16	$2.40	$1.11
Diluted	$0.42	$0.16	$2.34	$1.05
Weighted average number of common shares outstanding (millions) (note 11)
Basic	957.3	861.0	923.8	852.7
Diluted	965.5	861.0	932.0	852.7

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	2

Condensed Consolidated Statements of Comprehensive Income

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars) (unaudited)	2011	2010 (note 16)	2011	2010 (note 16)
Net earnings	$408	$139	$2,224	$947
Other comprehensive income (loss)
Derivatives designated as cash flow hedges, net of tax	1	—	—	6
Actuarial losses on pension plans, net of tax	(18)	(17)	(20)	(14)
Exchange differences on translation of foreign operations	(64)	(27)	88	(91)
Hedge of net investment, net of tax	19	30	(18)	41

Other comprehensive income (loss)	(62)	(14)	50	(58)

Comprehensive income	$346	$125	$2,274	$889

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	3

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
(millions of Canadian dollars)	Common Shares (note 11)	Preferred Shares (note 11)	Retained Earnings	Other Reserves		Total Shareholders’ Equity
				Foreign Currency Translation	Hedging
Balance as at January 1, 2010	$3,585	$—	$10,099	$40	$(8)	$13,716
Net earnings for the period	—	—	947	—	—	947
Other comprehensive income (loss) for the period
Derivatives designated as cash flow hedges (net of tax of $2 million)	—	—	—	—	6	6
Actuarial losses on pension plans (net of tax of $6 million)	—	—	(14)	—	—	(14)
Exchange differences on translation of foreign operations (net of tax of $16 million)	—	—	—	(91)	—	(91)
Hedge of net investment (net of tax of nil)	—	—	—	41	—	41

Total comprehensive income (loss)	—	—	933	(50)	6	889
Transactions with owners recognized directly in equity
Issue of common shares	1,000	—	—	—	—	1,000
Share issue costs	(12)	—	—	—	—	(12)
Exercise of options	1	—	—	—	—	1
Dividends declared on common shares	—	—	(1,020)	—	—	(1,020)

Balance as at December 31, 2010	$4,574	$—	$10,012	$(10)	$(2)	$14,574

Net earnings for the period	—	—	2,224	—	—	2,224
Other comprehensive income (loss) for the period
Derivatives designated as cash flow hedges (net of tax of less than $1 million)	—	—	—	—	—	—
Actuarial losses on pension plans (net of tax of $8 million)	—	—	(20)	—	—	(20)
Exchange differences on translation of foreign operations (net of tax of $14 million)	—	—	—	88	—	88
Hedge of net investment (net of tax of $3 million)	—	—	—	(18)	—	(18)

Total comprehensive income	—	—	2,204	70	—	2,274
Transactions with owners recognized directly in equity
Issue of common shares	1,200	—	—	—	—	1,200
Share issue costs	(27)	—	—	—	—	(27)
Issue of preferred shares	—	300	—	—	—	300
Share issue costs	—	(9)	—	—	—	(9)
Stock dividends paid in the period	580	—	—	—	—	580
Dividends declared on common shares	—	—	(1,109)	—	—	(1,109)
Dividends declared on preferred shares	—	—	(10)	—	—	(10)

Balance as at December 31, 2011	$6,327	$291	$11,097	$60	$(2)	$17,773

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	4

Condensed Consolidated Statements of Cash Flows

	Three months ended December 31		Year ended December 31
(millions of Canadian dollars) (unaudited)	2011	2010	2011	2010
Operating activities
Net earnings for the period	$408	$139	$2,224	$947
Items not affecting cash:
Accretion	20	13	79	57
Depletion, depreciation, amortization and impairment (note 7)	716	541	2,519	1,992
Exploration and evaluation expenses (note 6)	13	123	68	200
Deferred income taxes	(4)	42	562	82
Foreign exchange	(10)	52	14	30
Stock-based compensation (note 11)	7	6	(1)	(13)
Gain on sale of assets	(1)	—	(261)	(2)
Other	48	(231)	(6)	(221)
Settlement of asset retirement obligations (note 10)	(37)	(26)	(105)	(60)
Income taxes paid	(40)	(36)	(282)	(784)
Interest received	8	—	12	1
Change in non-cash working capital (note 5)	(93)	(129)	269	(7)

Cash flow – operating activities	1,035	494	5,092	2,222

Financing activities
Long-term debt issue	—	2,849	5,054	6,108
Long-term debt repayment	—	(2,609)	(5,434)	(5,028)
Debt issue costs	(5)	(9)	(5)	(12)
Proceeds from common share issuance , net of issue costs (note 11)	—	988	1,173	988
Proceeds from preferred share issuance, net of issue costs (note 11)	—	—	291	—
Dividends on common shares	(87)	(255)	(495)	(1,020)
Dividends on preferred shares	—	—	(7)	—
Interest paid	4	(76)	(143)	(181)
Capitalized interest paid	(30)	(9)	(86)	(51)
Other	188	14	324	49
Change in non-cash working capital (note 5)	389	57	238	232

Cash flow – financing activities	459	950	910	1,085

Investing activities
Capital expenditures	(1,367)	(1,399)	(4,800)	(3,379)
Proceeds from asset sales (note 8)	—	(7)	179	9
Other	(27)	(27)	(115)	(150)
Change in non-cash working capital (note 5)	(37)	211	316	67

Cash flow – investing activities	(1,431)	(1,222)	(4,420)	(3,453)

Increase (decrease) in cash and cash equivalents	63	222	1,582	(146)
Effect of exchange rates on cash and cash equivalents	6	(1)	7	6
Cash and cash equivalents at beginning of period	1,772	31	252	392

Cash and cash equivalents at end of period	$1,841	$252	$1,841	$252

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	5

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 1	Nature of Operations and Organization

Husky Energy Inc. (“Husky” or “the Company”) is a publicly traded, integrated energy and energy-related company headquartered in Calgary, Alberta, Canada. The condensed interim consolidated financial statements include the accounts of Husky Energy Inc. and its subsidiaries after the elimination of intercompany balances and transactions. Subsidiaries are defined as any entities, including unincorporated entities such as partnerships, for which the Company has the power to govern their financial and operating policies to obtain benefits from their activities. Intercompany balances, net earnings and unrealized gains and losses arising from intercompany transactions are eliminated in preparing the condensed interim consolidated financial statements.

Note 2	Segmented Financial Information

Management has segmented the Company’s business based on differences in products and services and management responsibility. The Company’s business is conducted predominantly through three major business segments – Upstream, Midstream and Downstream.

Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids. The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore Greenland, offshore China and offshore Indonesia.

Midstream includes marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation and processing of heavy crude oil and natural gas, storage of crude oil, diluent and natural gas and cogeneration of electrical and thermal energy (infrastructure and marketing).

Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (upgrading), refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian refined products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. refining and marketing).

In the first quarter of 2011, the Company commenced evaluating and reporting its upgrading activities as part of Downstream operations. As a result, upgrading was moved from the Midstream segment to the Downstream segment. All prior periods have been reclassified to conform to these segment definitions.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	6

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Segmented Financial Information

	Upstream		Midstream		Downstream						Corporate and Eliminations (1)		Total
			Infrastructure and Marketing		Upgrading		Canadian Refined Products		U.S. Refining and Marketing
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Three months ended December 31
Gross revenues	$1,984	$1,487	$2,436	$1,700	$615	$366	$938	$835	$2,371	$1,824	$(2,190)	$(1,722)	$6,154	$4,490
Royalties	(331)	(211)	—	—	—	—	—	—	—	—	—	—	(331)	(211)

Revenues, net of royalties	1,653	1,276	2,436	1,700	615	366	938	835	2,371	1,824	(2,190)	(1,722)	5,823	4,279
Expenses
Purchases of crude oil and products	—	—	2,295	1,555	463	288	795	701	2,091	1,640	(2,111)	(1,643)	3,533	2,541
Production and operating expenses	426	364	26	42	37	46	44	45	102	94	(1)	(8)	634	583
Selling, general and administrative expenses	24	46	6	7	3	—	13	12	2	2	60	38	108	105
Depletion, depreciation, amortization and impairment	590	406	17	13	25	35	20	17	52	51	12	19	716	541
Exploration and evaluation expenses	194	233	—	—	—	—	—	—	—	—	—	(3)	194	230
Other – net	3	(2)	2	20	24	(32)	—	—	—	—	(8)	1	21	(13)

Earnings (loss) from operating activities	416	229	90	63	63	29	66	60	124	37	(142)	(126)	617	292

Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	—	—	(15)	(76)	(15)	(76)
Finance income	1	—	—	—	—	—	—	—	—	—	25	17	26	17
Finance expenses	(19)	(9)	—	—	(2)	(2)	(2)	—	(1)	(3)	(47)	(75)	(71)	(89)

Net financial items	(18)	(9)	—	—	(2)	(2)	(2)	—	(1)	(3)	(37)	(134)	(60)	(148)

Earnings (loss) before income taxes	398	220	90	63	61	27	64	60	123	34	(179)	(260)	557	144
Provisions for (recovery of) income taxes
Current	—	(68)	26	15	—	(20)	14	12	20	—	93	24	153	(37)
Deferred	105	131	(4)	2	16	28	2	4	25	12	(148)	(135)	(4)	42

Total income tax provision (recovery)	105	63	22	17	16	8	16	16	45	12	(55)	(111)	149	5

Net earnings (loss) for the period	$293	$157	$68	$46	$45	$19	$48	$44	$78	$22	$(124)	$(149)	$408	$139

Intersegment revenues	$1,866	$1,660	$241	$2	$38	$18	$44	$37	$1	$5	$—	$—	$2,190	$1,722
Other material non-cash items:
Unrealized gain (loss) on gas storage contracts	—	—	5	(19)	—	—	—	—	—	—	—	—	5	(19)
Gain on sale of assets	—	—	1	—	—	—	—	—	—	—	—	—	1	—

(1)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment net earnings in inventories.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	7

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Segmented Financial Information

	Upstream		Midstream		Downstream						Corporate and Eliminations (1)		Total
			Infrastructure and Marketing		Upgrading		Canadian Refined Products		U.S. Refining and Marketing
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Year ended December 31
Gross revenues	$7,250	$5,744	$9,446	$7,002	$2,217	$1,570	$3,860	$2,975	$9,593	$7,107	$(7,877)	$(6,313)	$24,489	$18,085
Royalties	(1,125)	(978)	—	—	—	—	—	—	—	—	—	—	(1,125)	(978)

Revenues, net of royalties	6,125	4,766	9,446	7,002	2,217	1,570	3,860	2,975	9,593	7,107	(7,877)	(6,313)	23,364	17,107
Expenses
Purchases of crude oil and products	—	—	8,946	6,521	1,581	1,258	3,248	2,498	8,303	6,558	(7,814)	(6,255)	14,264	10,580
Production and operating expenses	1,672	1,403	95	163	188	181	182	181	391	377	(10)	4	2,518	2,309
Selling, general and administrative expenses	150	152	25	22	3	—	49	49	7	7	194	61	428	291
Depletion, depreciation, amortization and impairment	1,996	1,521	46	43	164	74	80	88	195	191	38	75	2,519	1,992
Exploration and evaluation expenses	470	438	—	—	—	—	—	—	—	—	—	—	470	438
Other – net	(259)	1	6	34	67	(41)	—	(2)	—	—	(3)	(7)	(189)	(15)

Earnings (loss) from operating activities	2,096	1,251	328	219	214	98	301	161	697	(26)	(282)	(191)	3,354	1,512

Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	—	—	10	(49)	10	(49)
Finance income	4	—	—	—	—	—	—	—	—	—	82	79	86	79
Finance expenses	(68)	(40)	—	—	(7)	(9)	(6)	(2)	(4)	(6)	(225)	(268)	(310)	(325)

Net financial items	(64)	(40)	—	—	(7)	(9)	(6)	(2)	(4)	(6)	(133)	(238)	(214)	(295)

Earnings (loss) before income taxes	2,032	1,211	328	219	207	89	295	159	693	(32)	(415)	(429)	3,140	1,217
Provisions for (recovery of) income taxes
Current	2	(23)	121	62	—	1	25	56	74	—	132	92	354	188
Deferred	528	373	(39)	(3)	54	25	50	(14)	179	(12)	(210)	(287)	562	82

Total income tax provision (recovery)	530	350	82	59	54	26	75	42	253	(12)	(78)	(195)	916	270

Net earnings (loss) for the period	$1,502	$861	$246	$160	$153	$63	$220	$117	$440	$(20)	$(337)	$(234)	$2,224	$947

Intersegment revenues	$6,781	$5,374	$795	$707	$120	$76	$174	$151	$7	$5	$—	$—	$7,877	$6,313
Other material non-cash items:
Unrealized loss on gas storage contracts	—	—	(11)	(32)	—	—	—	—	—	—	—	—	(11)	(32)
Gain on sale of assets	259	2	2	—	—	—	—	—	—	—	—	—	261	2

(1)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment net earnings in inventories.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	8

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

	Upstream		Midstream		Downstream						Corporate and Eliminations		Total
			Infrastructure and Marketing		Upgrading		Canadian Refined Products		U.S. Refining and Marketing
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Exploration and evaluation assets and property, plant and equipment -As at December 31, 2011 and 2010
Exploration and evaluation assets	$746	$472	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$746	$472
Developing and producing assets at cost	33,640	29,144	—	—	—	—	—	—	—	—	—	—	33,640	29,144
Accumulated depletion, depreciation and amortization	(15,900)	(13,919)	—	—	—	—	—	—	—	—	—	—	(15,900)	(13,919)
Other property, plant and equipment at cost	—	—	930	1,069	1,972	1,974	2,208	2,085	4,325	4,001	557	487	9,992	9,616
Accumulated depletion, depreciation and amortization	—	—	(407)	(449)	(848)	(742)	(1,007)	(929)	(759)	(551)	(432)	(400)	(3,453)	(3,071)
Exploration and evaluation assets and property, plant and equipment, net	18,486	15,697	523	620	1,124	1,232	1,201	1,156	3,566	3,450	125	87	25,025	22,242

Expenditures on property, plant and equipment
Year ended December 31(1)	$3,728	$2,171	$43	$40	$55	$182	$94	$244	$224	$256	$71	$37	$4,215	$2,930
Expenditures on exploration and evaluation assets
Year ended December 31(1)	403	641	—	—	—	—	—	—	—	—	—	—	403	641
Total Assets – As at December 31, 2011 and 2010	20,117	17,354	1,543	1,325	1,315	1,987	1,623	1,517	5,476	5,092	2,352	775	32,426	28,050

(1)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	9

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Geographical Financial Information

	Canada		United States		Other International		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Three months ended December 31
Gross revenues	$3,252	$2,271	$2,822	$2,106	$80	$113	$6,154	$4,490
Royalties	(304)	(189)	—	—	(27)	(22)	(331)	(211)

Revenue, net of royalties	$2,948	$2,082	$2,822	$2,106	$53	$91	$5,823	$4,279

Year ended December 31
Gross revenues	$12,881	$9,642	$11,298	$8,083	$310	$360	$24,489	$18,085
Royalties	(1,024)	(903)	—	—	(101)	(75)	(1,125)	(978)

Revenue, net of royalties	$11,857	$8,739	$11,298	$8,083	$209	$285	$23,364	$17,107

As at December 31, 2011 and 2010
Exploration and evaluation assets	$421	$252	$—	$44	$325	$176	$746	$472
Property, plant and equipment, net	19,481	17,720	3,572	3,454	1,226	596	24,279	21,770
Goodwill	160	160	514	503	—	—	674	663
Total non-current assets	21,315	19,531	4,103	3,997	1,564	772	26,982	24,300

Note 3	Basis of Presentation

a)	Statement of Compliance

The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting.” The condensed interim consolidated financial statements form part of the period covered by the first International Financial Reporting Standards (“IFRS”) annual financial statements and IFRS 1, “First-time Adoption of International Financial Reporting Standards,” has been applied. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

Note 16 provides an explanation of how the transition to IFRS has affected the reported financial position and performance of the Company. This note includes reconciliations of equity and comprehensive income for comparative periods, and a reconciliation of equity at the date of transition from Part V of Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS.

The condensed interim consolidated financial statements of the Company for the periods ended December 31, 2011 and 2010 and as at December 31, 2011, December 31, 2010, and January 1, 2010 were approved by the Chair of the Audit Committee and Chief Executive Officer on February 8, 2012.

b)	Basis of Measurement and Principles of Consolidation

The condensed interim consolidated financial statements have been prepared on a historical cost basis with some exceptions in accordance with IAS 34, “Interim Financial Reporting,” as detailed in the accounting policies set out below. These policies have been applied consistently for all periods presented in the condensed interim consolidated financial statements and in preparing the opening IFRS balance sheet as at January 1, 2010 (subject to certain exceptions allowed by IFRS 1) for the purposes of the transition to IFRS. See Note 16 for details of the transition to IFRS.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	10

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Substantially all of the Company’s Upstream activities are conducted jointly with third parties and accordingly the accounts reflect the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

c)	Use of Estimates, Judgments and Assumptions

The timely preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenue and expenses during the period. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the financial statements. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as new events occur, as more industry experience is acquired, as additional information is obtained and as the Company’s operating environment changes.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Specifically, amounts recorded for depletion, depreciation, amortization and impairment, accretion, asset retirement obligations, fair value measurements, employee future benefits, income taxes, and amounts used in impairment tests for goodwill, inventory, exploration and evaluation assets, and property, plant and equipment are based on estimates. These estimates include petroleum and natural gas reserves, future petroleum and natural gas prices, future interest rates and future costs required to develop those reserves as well as other fair value assumptions.

d)	Functional and Presentation Currency

The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in millions of Canadian dollars, except per share amounts and unless otherwise stated.

Note 4	Significant Accounting Policies

a)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand less outstanding cheques and deposits with a maturity of less than three months at the time of purchase. When outstanding cheques are in excess of cash on hand and short-term deposits and the Company has the ability to net settle, the excess is reported in bank operating loans.

b)	Inventories

Crude oil, natural gas, refined petroleum products and purchased sulphur inventories are valued at the lower of cost or net realizable value. Cost is determined using average cost or on a first-in, first-out basis, as appropriate. Materials, parts and supplies are valued at the lower of average cost or net realizable value. Cost consists of raw material, labour, direct overhead and transportation. Commodity inventories held for trading purposes are carried at fair value. Any changes in fair value are included as gains or losses in other – net in the consolidated statements of income during the period of change. Previous impairment provisions are reversed when there is a change in the condition that caused the impairment. Unrealized intersegment net earnings on inventory sales are eliminated.

c)	Precious Metals

The Company uses precious metals in conjunction with a catalyst as part of the downstream U.S. refining process. These precious metals remain intact; however, there is a loss during the reclamation process. The estimated loss is amortized to production and operating expenses over the period that the precious metal is in use, which is approximately two to five years. After the reclamation process, the actual loss is compared to the estimated loss and any difference is recognized in net earnings. Precious metals are included in property, plant and equipment on the balance sheet.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	11

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

d)	Exploration and Evaluation Assets and Property, Plant and Equipment

i)	Cost

Oil and gas properties and other property, plant and equipment are stated at cost including expenditures which are directly attributable to the purchase or development of an asset. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are included in the asset cost. Capitalization ceases when substantially all activities necessary to prepare the qualifying asset for its intended use are complete.

The appropriate accounting treatment of the costs incurred for oil and natural gas exploration, evaluation and development expenditures is determined by the classification of the underlying activities as either exploratory or developmental. The results from an exploration drilling program can take considerable time to analyze, and the determination that commercial reserves have been discovered requires both judgment and industry experience. Exploration activities can fluctuate from year to year due to such factors as the level of exploratory spending, the level of risk sharing with third parties participating in exploratory drilling and the degree of risk associated with drilling in particular areas. Properties that are assumed to be productive may, over a period of time, actually deliver oil and gas in quantities different than originally estimated because of changes in reservoir performance.

ii)	Exploration and evaluation costs

Costs associated with acquiring an exploration license, including costs to acquire acreage and exploration rights, legal and other professional fees and land brokerage fees are capitalized as exploration and evaluation assets. Pre-license costs and geological and geophysical costs associated with exploration licenses are expensed in the period incurred. Costs directly associated with an exploration well are initially capitalized as an exploration and evaluation asset until the drilling of the well is complete and the results have been evaluated. If extractable hydrocarbons are found and are likely to be developed commercially, but are subject to further appraisal activity which may include the drilling of further wells, the costs continue to be carried as an exploration and evaluation asset while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such carried costs are subject to technical, commercial and management review as well as review for impairment at least every reporting period to confirm the continued intent to develop or otherwise extract value from the discovery. Impairment is recorded when the carrying value of the properties exceeds fair value. Capitalized exploration and evaluation expenditures related to wells that do not find reserves or where no future activity is planned, are expensed as exploration and evaluation expenses.

Capitalized exploration and evaluation expenditures related to wells that find proved reserves are transferred from exploration and evaluation assets to property, plant and equipment at the time of sanctioning of the development project.

iii)	Development costs

Expenditures, including borrowing costs, on the construction, installation and completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including unsuccessful development or delineation wells, are capitalized as oil and gas properties. Costs incurred to operate and maintain wells and equipment to lift oil and gas to the surface are expensed as production and operating expenses.

iv)	Other property, plant and equipment

Repairs and maintenance costs, other than major turnaround costs, are expensed as incurred. Major turnaround costs are capitalized as part of property, plant and equipment when incurred and are amortized over the estimated period of time to the next scheduled turnaround.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	12

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

v)	Depletion, depreciation and amortization

Oil and gas properties are depleted on a unit-of-production basis over the proved developed reserves of the particular field, except in the case of assets whose useful life is shorter or longer than the lifetime of the proved developed reserves of that field, in which case the straight-line method or a unit-of-production method based on total recoverable reserves is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. The unit-of-production rate for the depletion of oil and gas properties related to total proved reserves take into account expenditures incurred to date, together with sanctioned future development expenditures required to develop the field.

Oil and gas reserves are evaluated internally and audited by independent qualified reserves engineers. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. Estimates are based on projected future rates of production, estimated commodity prices, engineering data and the timing of future expenditures, all of which are subject to uncertainty. Changes in reserve estimates can have an impact on reported net earnings through revisions to depletion, depreciation and amortization expense, in addition to determining possible impairments of property, plant and equipment.

Net reserves represent the Company’s undivided gross working interest in total reserves after deducting crown, freehold and overriding royalty interests. Assumptions reflect market and regulatory conditions, as applicable, as at the balance sheet date and could differ significantly from other points in time throughout the year or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Depreciation for substantially all other property, plant and equipment is provided using the straight-line method based on the estimated useful lives of assets, which range from five to thirty-five years, and any estimated residual value. The useful lives of assets are estimated based upon the period the asset is expected to be available for use by the Company. Residual values are based upon the estimated amount that would be obtained on disposal, net of any costs associated with the disposal. Other property, plant and equipment held under finance leases are depreciated over the shorter of the lease term and the estimated useful life of the asset.

Depletion, depreciation and amortization rates for all capitalized costs associated with the Company’s activities are reviewed, at least annually, or when events or conditions occur that impact capitalized costs, reserves and estimated service lives.

Any gain or loss arising on disposal of exploration and evaluation assets or property, plant and equipment is included in other – net in the consolidated statements of income in the period of disposal.

e)	Joint Arrangements

Joint arrangements represent activities where the Company has joint control established by a contractual agreement. The consolidated financial statements include the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows of the arrangement with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

f)	Business Combinations

Business combinations are accounted for using the acquisition method. Determining whether an acquisition meets the definition of a business combination or represents an asset purchase requires judgment on a case by case basis. If the acquisition meets the definition of a business combination, the assets and liabilities are recognized based on the contractual terms, economic conditions, the Company’s operating and accounting policies, and other factors that exist on the acquisition date, which is the date on which control is transferred to the Company. The identifiable assets and liabilities are measured at their fair values on the acquisition date. Any additional consideration payable, contingent upon the occurrence of a future event, is recognized at fair value on the acquisition date; subsequent changes in the fair value of the liability are recognized in net earnings. Acquisition costs incurred are expensed and included in other – net in the consolidated statements of income.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	13

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

g)	Goodwill

Goodwill is the excess of the purchase price paid over the fair value of net assets acquired. Goodwill, which is not amortized, is assigned to appropriate cash generating units (“CGUs”) or groups of CGUs. Since goodwill results from business combinations, it is inherently imprecise and requires judgment in the determination of the fair value of assets and liabilities. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired, impairment losses are recognized in net earnings and are not subject to reversal. On the disposal or termination of a previously acquired business, any remaining balance of associated goodwill is included in the determination of the gain or loss on disposal.

h)	Impairment of Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount is estimated.

External factors, such as an extended decrease in prices or margins for oil and gas commodities or products, a significant decline in an asset’s market value, a significant downward revision of estimated volumes, an upward revision of future development costs, a decline in the entity’s market capitalization, or significant changes in the technological, market, economic or legal environment that would have an adverse impact on the entity, are also monitored as possible indications of impairment. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated as the higher of the fair value less costs to sell (“FVLCS”) and the asset’s value in use (“VIU”) for an individual asset, or CGU. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets, liabilities and associated goodwill that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Determination of the Company’s CGUs is subject to management’s judgment.

FVLCS is the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The FVLCS is generally determined as the net present value of the estimated future cash flows expected to arise from the continued use of the CGU, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted using a rate which would be applied by a market participant to arrive at a net present value of the CGU.

VIU is the net present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and can only take into account approved future development costs. Estimates of future cash flows used in the evaluation of impairment of assets are made using management’s forecasts of commodity prices, marketing supply and demand, product margins and in the case of oil and gas properties, expected production volumes. Expected production volumes take into account assessments of field reservoir performance and includes expectations about proved and unproved volumes, which are risk-weighted utilizing geological, production, recovery and economic projections. Either the cash flow estimates or the discount rate is risk-adjusted to reflect local conditions as appropriate.

Given the calculations for recoverable amounts require the use of estimates and assumptions, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying value of goodwill and tangible assets.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized with respect to CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU or group of CGUs on a pro rata basis. Impairment losses are recognized in depletion, depreciation, amortization and impairment.

Impairment losses recognized for other assets in prior years are assessed at each reporting date for any indications that the impairment condition has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, if no impairment loss had been recognized.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	14

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

i)	Asset Retirement Obligations (“ARO”)

A liability is recognized for future legal or constructive retirement obligations associated with the Company’s assets. The Company has significant obligations to remove tangible assets and restore land after operations cease and the Company retires or relinquishes the asset. The Company’s ARO mainly relates to the Upstream segment and the U.S. Downstream segment. The retirement of Upstream assets consists primarily of plugging and abandoning wells, removing and disposing surface and subsea equipment and facilities, and restoring land to a state required by regulation or contract. The amount recognized is the net present value of the estimated future expenditures determined in accordance with local conditions, current technology and current regulatory requirements. The obligation is calculated using the current estimated costs to retire the asset inflated to the estimated retirement date and then discounted using a credit-adjusted risk free discount rate. The liability is recorded in the period in which an obligation arises with a corresponding increase to the carrying value of the related asset. The liability is progressively accreted over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. The costs capitalized to the related assets are amortized in a manner consistent with the depletion, depreciation and amortization of the underlying assets. Actual retirement expenditures are charged against the accumulated liability as incurred.

Liabilities for ARO are also adjusted for changes in estimates. These adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the undepreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in net earnings. In the case of closed sites, changes to estimated costs are recognized immediately in net earnings. Changes to the amount of capitalized costs will result in an adjustment to future depletion, depreciation and amortization and finance expenses.

Estimating the ARO requires significant judgment as restoration technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations. Inherent in the calculation of the ARO are numerous assumptions including the ultimate settlement amounts, future third-party pricing, inflation factors, risk free discount rates, credit risk, timing of settlement and changes in the legal, regulatory, environmental and political environments. Future revisions to these assumptions may result in changes to the ARO liability. Adjustments to the estimated amount and timing of future ARO cash flows are a regular occurrence in light of the significant judgments and estimates involved.

j)	Legal and Other Contingent Matters

Provisions and liabilities for legal and other contingent matters are recognized in the period when it becomes probable a future cash outflow resulting from past operations or events will occur and the amount of the cash outflow can be reasonably estimated. The timing of recognition and measurement of the provision requires the application of judgment to existing facts and circumstances, which can be subject to change and the carrying amounts of provisions and liabilities are reviewed regularly and adjusted accordingly. The Company is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations, and determine that the loss can be reasonably estimated. When a loss is recognized, it is charged to net earnings. The Company continually monitors known and potential contingent matters and makes appropriate provisions when warranted by the circumstances present.

k)	Share Capital

Preferred shares are classified as equity since they are redeemable only at the Company’s option. Incremental costs directly attributable to the issuance of shares and stock options are recognized as a deduction from equity, net of tax. Common share dividends are paid out in common shares or in cash, and preferred share dividends are paid in cash. Both common and preferred share dividends are recognized as distributions within equity.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	15

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

l)	Financial Instruments

Financial instruments are any contracts that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are initially recognized at fair value; and subsequently measured based on classification in one of the following categories: loans and receivables, held to maturity investments, other financial liabilities, fair value through profit or loss (“FVTPL”) or available-for-sale financial assets.

Financial instruments classified as FVTPL or available-for-sale are measured at fair value at each reporting date; any transaction costs associated with these types of instruments are expensed as incurred. Unrealized gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and transferred to net earnings when the asset is derecognized. Unrealized gains and losses on FVTPL financial assets are recognized in other – net in the consolidated statements of income.

Financial instruments classified as loans or receivables, held to maturity investments and other financial liabilities are initially measured at fair value and subsequently carried at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial instrument measured at amortized cost are added to the fair value initially recognized.

Financial instruments subsequently revalued at fair value are further categorized using a three-level hierarchy that reflects the significance of the inputs used in determining fair value. Level 1 fair value is determined by reference to quoted prices in active markets for identical assets and liabilities. Level 2 fair value is based on inputs that are independently observable for similar assets or liabilities. Level 3 fair value is not based on independently observable market data. The disclosure of the fair value hierarchy excludes financial assets and liabilities where book value approximates fair value.

m)	Derivative Instruments and Hedging Activities

Derivatives are financial instruments for which the fair value changes in response to market risks, require little or no initial investment and are settled at a future date. Derivative instruments are utilized by the Company to manage various market risks including volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes.

The Company may enter into swap and other derivative transactions to hedge or mitigate the Company’s commercial risk including derivatives that reduce the risks that arise in the ordinary course of the Company’s business. The Company may choose to apply hedge accounting to derivative instruments.

i)	Derivative Instruments

All derivative instruments, other than those designated as effective hedging instruments, are classified as FVTPL – held for trading and are recorded on the balance sheet at fair value. Gains and losses on these instruments are recorded in the consolidated statements of income in the period they occur.

The Company may enter into commodity price contracts to offset fixed or floating price contracts entered into with customers and suppliers to retain market prices while meeting customer or supplier pricing requirements. The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location. Gains and losses from these contracts, which are not designated as effective hedging instruments, are recognized in revenues or purchases of crude oil and products and are initially recorded at settlement date. Derivative instruments that have been designated as effective hedging instruments are further classified as either fair value or cash flow hedges and are recorded on the balance sheet as set forth below under “Hedging Activities”.

ii)	Embedded Derivatives

Derivatives embedded in a host contract are recorded separately when the economic characteristics and risks of the embedded derivative are not clearly and closely related to those of the host contract and the host contract is not measured at FVTPL. The definition of an embedded derivative is the same as other freestanding derivatives. Embedded derivatives are measured at fair value with gains and losses recognized in net earnings.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	16

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

iii)	Hedging Activities

At the inception of a derivative transaction, if the Company elects to use hedge accounting, the Company formally documents the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and the hedging items, and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the derivative transaction. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

The Company formally assesses, both at the inception of the hedge and at each reporting date, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items. For fair value hedges, the gains or losses arising from adjusting the derivative to its fair value are recognized immediately in net earnings along with the offsetting gain or loss on the hedged item. For cash flow hedges, the effective portion of the gains and losses are recorded in OCI until the hedged transaction is recognized in net earnings. Any hedge ineffectiveness is immediately recognized in net earnings. When the hedged transaction is recognized in net earnings, the fair value of the associated cash flow hedging item is reclassified from other reserves into net earnings. Hedge accounting is discontinued on a prospective basis when the hedging relationship no longer qualifies for hedge accounting.

When a fair value hedging relationship is discontinued as a result of discontinuing the hedging instrument, any gain or loss on the hedging instrument is deferred and amortized to net earnings over the remaining maturity of the hedged item using the effective interest rate method. Any gain or loss on the hedging instrument resulting from the discontinuation of a cash flow hedging relationship is deferred in OCI until the forecasted transaction date. If the forecasted transaction date is no longer expected to occur, the gain or loss is recognized in net earnings in the period of discontinuation.

The Company may designate certain U.S. dollar denominated debt as a hedge of its net investment in foreign operations for which the U.S. dollar is the functional currency. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in OCI, net of tax, and are limited to the translation gain or loss on the net investment.

The Company may enter into interest rate swap agreements to hedge its fixed and floating interest rate mix on long-term debt. The estimated fair value of interest rate hedges is determined primarily through forward market prices and compared with quotes from financial institutions. Gains and losses from these contracts are recognized as an adjustment to finance expense on the hedged debt instrument.

The Company may enter into foreign exchange contracts to hedge its foreign currency exposures on U.S. dollar denominated long-term debt. The estimated fair value of forward purchases of U.S. dollars is determined primarily using forward market prices. Gains and losses on these instruments related to foreign exchange are recorded in foreign exchange gains or losses in the period to which they relate, offsetting the respective foreign exchange gains and losses recognized on the underlying foreign currency long-term debt. The remaining portion of the gain or loss is recorded in OCI and is adjusted for changes in the fair value of the instrument over the life of the debt.

The Company may enter into foreign exchange forwards and foreign exchange collars to hedge anticipated U.S. dollar denominated crude oil and natural gas sales. The estimate of fair value for foreign currency hedges is determined primarily through forward market prices and compared with quotes from financial institutions. Gains and losses on these instruments are recognized in Upstream oil and gas revenues when the sale is recorded.

n)	Comprehensive Income

Comprehensive income consists of net earnings and OCI. OCI is comprised of the change in the fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge or net investment hedge, the exchange gains and losses arising from the translation of foreign operations and the actuarial gains and losses on defined benefit pension plans. Amounts included in OCI are shown net of tax. Other reserves is an equity category comprised of the cumulative amounts of OCI, relating to foreign currency translation and hedging.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	17

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

o)	Impairment of Financial Assets

A financial asset is assessed at each reporting date to determine whether it is impaired based on objective evidence indicating that one or more events have had a negative effect on the estimated future cash flows of that asset. Objective evidence used by the Company to assess impairment of financial assets includes quoted market prices for similar financial assets and historical collection rates for loans and receivables.

An impairment loss with respect to a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the net present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss with respect to an available-for-sale financial asset is calculated by reference to its fair value and any amounts in OCI are transferred to net earnings.

Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in net earnings. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.

p)	Pensions and Other Post-employment Benefits

In Canada, the Company provides a defined contribution pension plan and other post-retirement benefits to qualified employees. The Company also maintains a defined benefit pension plan for a small number of employees who did not choose to join the defined contribution pension plan in 1991. In the United States, the Company provides defined contribution pension plans (401(k)), a defined benefit pension plan and other post-retirement benefits.

The cost of the pension benefits earned by employees in the defined contribution pension plans is expensed as incurred. The cost of the benefits earned by employees in the defined benefit pension plans is determined using the projected unit credit funding method. Actuarial gains and losses are recognized in OCI as incurred.

Past service costs are recognized in the benefit cost on a straight-line basis over the average period until the benefits become vested. The past service costs are recognized as an expense immediately following the introduction of, or changes to, the pension plans.

The defined benefit asset or liability is comprised of the present value of the defined benefit obligation, less past service costs and the fair value of plan assets from which the obligations are to be settled. Plan assets are measured at fair value based on the closing bid price when there is a quoted price in an active market. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company’s creditors. The value of any defined benefit asset is restricted to the sum of any past service costs and the present value of refunds from and reductions in future contributions to the plan. Defined benefit obligations are estimated by discounting expected future payments using the year-end market rate of interest for high-quality corporate debt instruments with cash flows that match the timing and amount of expected benefit payments.

Post-retirement medical benefits are also provided to qualifying retirees. In some cases the benefits are provided through medical care plans to which the Company, the employees, the retirees and covered family members contribute. In some plans there is no funding of the benefits before retirement. These plans are recognized on the same basis as described above for the defined benefit pension plans.

The determination of the cost of the defined benefit pension plans and the other post-retirement benefit plans reflects a number of assumptions that affect the expected future benefit payments. The valuation of these plans is prepared by an independent actuary who is engaged by the Company. These assumptions include, but are not limited to the estimate of expected plan investment performance, salary escalation, retirement age, attrition, future health care costs and mortality. The fair value of the plan assets is used for the purposes of calculating the expected return on plan assets.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	18

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Mortality rates are based on the latest available standard mortality tables for the individual countries concerned. The assumptions for each country are reviewed each year and are adjusted where necessary to reflect changes in fund experience and actuarial recommendations. The rate of return on pension plan assets is based on a projection of real long-term bond yields and an equity risk premium, which are combined with local inflation assumptions and applied to the actual asset mix of each plan. The amount of the expected return on plan assets is calculated using the expected rate of return for the year and the fair value of assets at the beginning of the year. Future salary increases are based on expected future inflation rates for the individual countries.

q)	Income Taxes

Current income taxes are recognized in net earnings except when they relate to equity, which includes OCI, and are recognized directly in equity. Management periodically evaluates positions taken in the Company’s tax returns with respect to situations in which applicable tax regulations are subject to interpretation and reassessment and establishes provisions where appropriate.

Deferred tax is measured using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable net earnings will be available against the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses that can be utilized. Deferred tax relating to items recognized directly in equity, including OCI, are recognized in equity.

Deferred tax assets and liabilities are recognized at expected tax rates in effect in the year when the asset is expected to be realized or the liability settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. The effect of a change to the tax rate on the future tax assets and liabilities is recognized in net earnings when substantively enacted. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded by management.

r)	Asset Exchange Transactions

Asset exchange transactions are measured at the fair value of the asset given up, unless the fair value of the asset received is more clearly evident. Asset exchange transactions are measured at cost if the transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up. Gains and losses are recorded in other – net in the consolidated statements of income in the period they occur.

s)	Revenue Recognition

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership have passed to the buyer and it can be reliably measured. Revenues associated with the sale of crude oil, natural gas, natural gas liquids, synthetic crude oil, purchased commodities and refined petroleum products are recognized when the title passes to the customer. Revenues associated with the sale of transportation, processing and natural gas storage services are recognized when the services are provided.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods provided in the normal course of business, net of discounts, customs duties and sales taxes.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	19

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Physical exchanges of inventory are reported on a net basis for swaps of similar items, as are sales and purchases made with a common counterparty, as part of an arrangement similar to a physical exchange.

Finance income is recognized as the interest accrues using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

t)	Foreign Currency

Functional currency is the currency of the primary economic environment in which the Company and its subsidiaries operate and is normally the currency in which the entity primarily generates and expends cash. The financial statements of Husky’s subsidiaries are translated into Canadian dollars, which is the presentation and functional currency of the Company. The assets and liabilities of subsidiaries whose functional currencies are other than Canadian dollars are translated into Canadian dollars at the foreign exchange rate at the balance sheet date, while revenues and expenses of such subsidiaries are translated using average monthly foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation are included in OCI.

The Company’s transactions in foreign currencies are translated to the appropriate functional currency at the foreign exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate at the balance sheet date and differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transactions.

u)	Share-based Payments

In accordance with the Company’s stock option plan, stock options to acquire common shares may be granted to officers and certain other employees. The Company records compensation expense over the vesting period based on the fair value of options granted. Compensation expense is recorded in net earnings as part of selling, general and administrative expenses.

The Company’s stock option plan is a tandem plan that provides the stock option holder with the right to exercise the stock option or surrender the option for a cash payment. A liability for the stock options is accrued over their vesting period measured at fair value using the Black-Scholes option pricing model. The liability is revalued each reporting period until it is settled to reflect changes in the fair value of the options. The net change is recognized in net earnings. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares, consideration paid by the stock option holders and the previously recognized liability associated with the stock options are recorded as share capital.

The Company’s Performance Share Unit Plan provides a time-vested award to certain officers and employees of the Company. Performance Share Units (“PSUs”) entitle participants to receive cash based on the Company’s share price at the time of vesting. The amount of cash is contingent on the Company’s total shareholder return relative to a peer group of companies. A liability for expected cash payments is accrued over the vesting period of the PSUs based on the market price of the Company’s common shares and the expected vesting percentage. Upon vesting, a cash payment is made to the participants and the outstanding liability is reduced by the payment amount.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	20

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

v)	Earnings per Share

The number of basic common shares outstanding is the weighted average number of common shares outstanding for each period. Shares issued during the period are included in the weighted average number of shares from the date consideration is receivable. The calculation of basic earnings per common share is based on net earnings attributable to common shareholders divided by the weighted average number of common shares outstanding.

The number of diluted common shares outstanding is calculated using the treasury stock method, which assumes that any proceeds received from in-the-money stock options would be used to buy back common shares at the average market price for the period. The calculation of diluted earnings per share is based on net earnings attributable to common shareholders divided by the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares, which comprise of share options granted to employees. Stock options granted to employees provide the holder with the ability to settle in cash or equity. For the purposes of the diluted earnings per share calculation, the Company must adjust the numerator for the more dilutive effect of cash-settlement versus equity-settlement despite how the stock options are accounted for in net earnings. As a result, net earnings reported based on accounting of cash-settled stock options may be adjusted for the results of equity-settlements for the purposes of determining the numerator for the diluted earnings per share calculation.

w)	Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. If a grant is received but reasonable assurance and compliance with conditions is not achieved, the grant is recognized as a deferred liability until such conditions are fulfilled. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recognized as a reduction to the net book value of the related asset and recognized in net earnings in equal amounts over the expected useful life of the related asset through lower depletion, depreciation and amortization.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	21

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

x)	Recent Accounting Standards

i)	Presentation of Financial Statements

In June 2011, the International Accounting Standards Board (“IASB”) issued IAS 1, “Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements.” The amendments stipulate the presentation of net earnings and OCI and also require the Company to group items within OCI based on whether the items may be subsequently reclassified to profit or loss. Amendments to IAS 1 were effective for the Company on January 1, 2012 with required retrospective application and early adoption permitted. The Company retrospectively adopted the amendments on January 1, 2012. The adoption of the amendments to this standard did not have a material impact on the Company’s financial statements.

ii)	Consolidated Financial Statements

In May 2011, the IASB published IFRS 10, “Consolidated Financial Statements,” which provides a single model to be applied in the assessment of control for all entities in which the Company has an investment including special purpose entities currently in the scope of Standing Interpretations Committee (“SIC”) 12. Under the new control model, the Company has control over an investment if the Company has the ability to direct the activities of the investment, is exposed to the variability of returns from the investment and there is a link between the ability to direct activities and the variability of returns. IFRS 10 is effective for the Company on January 1, 2013 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt IFRS 10 on January 1, 2013. The adoption of the standard is not expected to have a material impact on the Company’s financial statements.

iii)	Joint Arrangements

In May 2011, the IASB published IFRS 11, “Joint Arrangements,” whereby joint arrangements are classified as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation, while parties to a joint venture have rights to the net assets of the venture. Joint operations shall be accounted for in a manner consistent with jointly controlled assets and operations whereby the Company’s contractual share of the arrangement’s assets, liabilities, revenues and expenses is included in the consolidated financial statements. Any arrangement structured through a separate vehicle that does effectively result in separation between the Company and the arrangement shall be classified as a joint venture and accounted for using the equity method of accounting. Under the existing IFRS standard, the Company has the option to account for any interests it has in joint arrangements using proportionate consolidation or equity accounting. IFRS 11 is effective for the Company on January 1, 2013 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt IFRS 11 on January 1, 2013 and is currently reviewing the classification of its joint arrangements. The extent of the impact of adoption of IFRS 11 has not yet been determined.

iv)	Disclosure of Interests in Other Entities

In May 2011, the IASB published IFRS 12, “Disclosure of Interests in Other Entities,” which contains new disclosure requirements for interests the Company has in subsidiaries, joint arrangements, associates and unconsolidated structured entities. Required disclosures aim to provide readers of the financial statements with information to evaluate the nature of and risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s financial statements. IFRS 12 is effective for the Company on January 1, 2013 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt IFRS 12 on January 1, 2013. It is expected that IFRS 12 will increase the current level of disclosure related to the Company’s interests in other entities upon adoption.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	22

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

v)	Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28, “Investments in Associates and Joint Ventures,” which provides additional guidance applicable to accounting for interests in joint ventures or associates when a portion of an interest is classified as held for sale or when the Company ceases to have joint control or significant influence over an associate or joint venture. When joint control or significant influence over an associate or joint venture ceases, the Company will no longer be required to remeasure the investment at that date. When a portion of an interest in a joint venture or associate is classified as held for sale, the portion not classified as held for sale shall be accounted for using the equity method of accounting until the sale is completed at which time the interest is reassessed for prospective accounting treatment. Amendments to IAS 28 are effective for the Company on January 1, 2013 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt these amendments on January 1, 2013. The Company does not expect the amendments to IAS 28 to have a material impact on the Company’s financial statements.

vi)	Fair Value Measurement

In May 2011, the IASB published IFRS 13, “Fair Value Measurement,” which provides a single source of fair value measurement guidance and replaces fair value measurement guidance contained in individual IFRSs. The standard provides a framework for measuring fair value and establishes new disclosure requirements to enable readers to assess the methods and inputs used to develop fair value measurements, for recurring valuations that are subject to measurement uncertainty, and for the effect of those measurements on the financial statements. IFRS 13 is effective for the Company on January 1, 2013 with required prospective application and early adoption permitted. The Company intends to adopt IFRS 13 on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

vii)	Employee Benefits

In June 2011, the IASB issued amendments to IAS 19, “Employee Benefits” to eliminate the corridor method that permits the deferral of actuarial gains and losses, to revise the presentation requirements for changes in defined benefit plan assets and liabilities and to enhance the required disclosures for defined benefit plans. Amendments to IAS 19 are effective for the Company on January 1, 2013 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt these amendments on January 1, 2013. The adoption of the amended standard is not expected to have a material impact on the Company’s financial statements.

viii)	Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IFRS 7 “Financial Instruments: Disclosures” and IAS 32, “Financial Instruments: Presentation” to clarify the current offsetting model and develop common disclosure requirements to enhance the understanding of the potential effects of offsetting arrangements. Amendments to IFRS 7 are effective for the Company on January 1, 2013 with required retrospective application and early adoption is permitted. Amendments to IAS 32 are effective for the Company on January 1, 2014 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt the IFRS 7 amendments on January 1, 2013 and the IAS 32 amendments on January 1, 2014. The adoption of these amended standards is not expected to have a material impact on the Company’s financial statements.

ix)	Financial Instruments

In November 2009, the IASB published IFRS 9, “Financial Instruments,” which covers the classification and measurement of financial assets as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement.” In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through profit or loss. If this option is elected, entities would be required to reverse the portion of the fair value change due to their own credit risk out of net earnings and recognize the change in OCI. IFRS 9 is effective for the Company on January 1, 2015 with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt the amendments on January 1, 2015. The adoption of the standard is not expected to have a significant impact to the Company’s financial statements.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	23

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 5	Cash Flows – Change in Non-cash Working Capital

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
Decrease (increase) in non-cash working capital
Accounts receivable	$307	$(344)	$553	$(531)
Inventories	(128)	(280)	(77)	(481)
Prepaid expenses	12	26	(8)	(17)
Accounts payable and accrued liabilities	68	737	355	1,321

Change in non-cash working capital	$259	$139	$823	$292

Relating to:
Operating activities	$(93)	$(129)	$269	$(7)
Financing activities	389	57	238	232
Investing activities	(37)	211	316	67

Cash and cash equivalents at December 31, 2011 included $2 million of cash (December 31, 2010 – $185 million) and $1,839 million of short-term investments with maturities less than three months (December 31, 2010 – $67 million).

Note 6	Exploration and Evaluation Costs

A reconciliation of the carrying amount of exploration and evaluation assets at December 31, 2011 and 2010 is set out below.

	2011	2010
Beginning of period (note 16)	$472	$1,943
Additions	331	946
Acquisitions (note 8)	116	3
Transfers to oil and gas properties (note 7)	(92)	(2,208)
Expensed exploration expenditures previously capitalized	(68)	(200)
Disposals (note 8)	(19)	(2)
Exchange adjustments	6	(10)

End of period	$746	$472

The following exploration and evaluation expenses relate to activities associated with the exploration for and evaluation of oil and natural gas resources. All such activity is recorded within the Upstream segment.

	Three months ended December 31		Year ended December 31
Exploration and Evaluation Expense Summary	2011	2010	2011	2010
Seismic, geological and geophysical	$68	$76	$170	$186
Expensed drilling	124	154	245	252
Expensed land	2	—	55	—

	$194	$230	$470	$438

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	24

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Note 7	Property, Plant and Equipment

	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
At January 1, 2010 (note 16)	$24,641	$1,071	$1,779	$4,430	$1,755	$33,676
Additions	1,637	8	182	296	238	2,361
Acquisitions (note 8)	397	—	—	—	—	397
Transfers from exploration and evaluation (note 6)	2,208	—	—	—	—	2,208
Changes in asset retirement obligations	357	7	13	16	52	445
Disposals and derecognition	(28)	(17)	—	—	(17)	(62)
Exchange adjustments	(68)	—	—	(197)	—	(265)

At December 31, 2010 (note 16)	29,144	1,069	1,974	4,545	2,028	38,760
Additions	3,028	43	58	269	119	3,517
Acquisitions (note 8)	848	—	—	—	—	848
Transfers from exploration and evaluation (note 6)	92	—	—	—	—	92
Intersegment transfers	84	(84)	—	—	—	—
Changes in asset retirement obligations	542	5	3	30	27	607
Disposals and derecognition (notes 8, 14)	(113)	(103)	(63)	(22)	2	(299)
Exchange adjustments	15	—	—	94	—	109

At December 31, 2011	33,640	930	1,972	4,916	2,176	43,634

Accumulated depletion, depreciation and amortization
At January 1, 2010 (note 16)	(12,435)	(422)	(673)	(639)	(923)	(15,092)
Depletion, depreciation and amortization (1)	(1,518)	(40)	(69)	(209)	(152)	(1,988)
Disposals and derecognition	22	13	—	1	13	49
Exchange adjustments	12	—	—	29	—	41

At December 31, 2010 (note 16)	(13,919)	(449)	(742)	(818)	(1,062)	(16,990)
Depletion, depreciation, amortization and impairment (1)	(1,990)	(48)	(169)	(220)	(92)	(2,519)
Intersegment transfers	(46)	46	—	—	—	—
Disposals and derecognition	58	44	63	3	—	168
Exchange adjustments	(3)	—	—	(11)	—	(14)

At December 31, 2011	(15,900)	(407)	(848)	(1,046)	(1,154)	(19,355)

Net book value
At December 31, 2011	$17,740	$523	$1,124	$3,870	$1,022	$24,279

At December 31, 2010 (note 16)	$15,225	$620	$1,232	$3,727	$966	$21,770

At January 1, 2010 (note 16)	$12,206	$649	$1,106	$3,791	$832	$18,584

(1)	Depletion, depreciation, amortization and impairment does not include amortization of research and development assets of $10 million (year ended December 31, 2010 – $8 million) offset by exchange adjustments of $10 million (year ended December 31, 2010 – $4 million).

Costs of property, plant and equipment, including major development projects, excluded from costs subject to depletion, depreciation and amortization as at December 31, 2011 were $5,282 million (December 31, 2010 – $4,076 million).

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	25

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Included in depletion, depreciation, amortization and impairment expense recognized in the fourth quarter of 2011 is a non-cash impairment charge of $70 million (2010 – nil) on conventional natural gas assets located in East Central Alberta and included within the Upstream segment. The impairment charge was the result of lower estimated future natural gas prices for which the Company references third-party estimates. The recoverable amount was estimated based on value-in-use methodology using estimated discounted cash-flows based on proved plus probable reserves and discounted using an average pre-tax discount rate of 8% (2010 – 8%).

Note 8	Acquisitions and Dispositions

Acquisition of Oil and Natural Gas Properties

On February 4, 2011, the Company acquired oil and natural gas properties in Alberta and northeast British Columbia for consideration of $823 million before adjustments. The assets acquired are located in core areas of Husky’s operations and include land, oil and gas wells, facilities, pipelines and seismic data. The fair value of the assets acquired and liabilities assumed on the date of acquisition was $836 million.

The amounts recognized on the date of acquisition for the identifiable assets acquired were:

Amount
Exploration and evaluation assets	$68
Property, plant and equipment	830
Asset retirement obligations assumed	(62)

Total net assets acquired	$836

Total cash consideration transferred for the net assets acquired was $836 million. In the period February 4, 2011 to December 31, 2011, the acquisition contributed revenues of $232 million and net earnings of $37 million which are included in the consolidated statements of income for the year ended December 31, 2011.

If the acquisition had occurred on January 1, 2011, management estimates consolidated revenues would have increased by an additional $29 million and consolidated net earnings would have increased by $6 million for the year ended December 31, 2011. In determining these amounts, management assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2011.

Property Exchange

On June 1, 2011, the Company exchanged, in a commercial transaction, certain oil and natural gas properties in Alberta, resulting in a pre-tax gain of $68 million on the Company’s exchanged properties recorded in other – net in the consolidated statements of income measured on the basis of the fair value of the assets received.

Sale of Oil Sands Leases

On January 14, 2011, the Company completed the sale of 23 square miles of mining leases in Alberta for cash proceeds of $200 million, resulting in a gain recorded in other – net, in the consolidated statements of income, subject to adjustments, of approximately $177 million. The first installment of $100 million was received on January 14, 2011, and the second installment of $100 million was received on January 13, 2012.

Completion of 10% Interest Sale of Husky Oil (Madura) Limited

On January 13, 2011, a subsidiary of the Company, Husky Oil Madura Partnership (“HOMP”), and China National Offshore Oil Corporation Southeast Asia Limited (“CNOOCSE”) both sold a 10% equity share in Husky Oil (Madura) Limited (“HOML”) to Samudra Energy Ltd. through its affiliate, SMS Development Ltd. (“SMS”). Following the completion of the sale, HOMP and CNOOCSE now each hold a 40% equity interest in HOML with the remaining 20% held by SMS. The sale resulted in a gain of $12 million recorded in other – net in the consolidated statements of income. The Company’s share of the consideration was U.S. $12.5 million in cash and a deferred purchase price of U.S. $12.5 million which bears interest at a rate of 5% and is payable to the Company from SMS’s share of future distributions from HOML.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	26

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Acquisition of Natural Gas Properties

On November 30, 2010, the Company acquired natural gas properties in west central Alberta for consideration of $360 million prior to adjustments. The acquired assets include land, wells, facilities, and pipelines located in one of the Company’s core producing areas. The fair value of the assets acquired and liabilities assumed on the date of acquisition was $356 million.

The amounts recognized on the date of acquisition for the identifiable assets acquired were:

Amount
Property, plant and equipment	$380
Asset retirement obligations assumed	(24)

Total net assets acquired	$356

Note 9	Long-term Debt

		Cdn $ Amount		US $ Denominated
	Maturity	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Long-term debt
Syndicated credit facility	2015	$—	$380	$—	$—
6.25% notes (1)	2012	—	398	—	400
5.90% notes (2)	2014	763	750	750	750
3.75% medium-term notes (2)	2015	300	308	—	—
7.55% debentures (2)	2016	203	209	200	200
6.20% notes (2)	2017	305	316	300	300
6.15% notes	2019	305	298	300	300
7.25% notes	2019	763	746	750	750
5.00% medium-term notes	2020	400	400	—	—
6.80% notes	2037	393	385	387	387
Debt issue costs (3)		(21)	(26)	—	—
Unwound interest rate swaps		93	23	—	—

		$3,504	$4,187	$2,687	$3,087

Long-term debt due within one year
6.25% notes (1)	2012	$407	$—	$400	$—

(1)	A portion of the Company’s debt is designated in a cash flow hedging relationship for foreign currency risk management. Refer to Note 13.
(2)	A portion of the Company’s debt was designated in a fair value hedging relationship for interest rate risk management and recorded at fair value until discontinuation of the hedging relationship in 2011. Refer to Note 13.
(3)	Calculated using the effective interest rate method.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	27

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Financial items for the three months ended and year ended December 31, 2011 and 2010 were as follows:

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	$45	$73	$(47)	$108
Gains (losses) on cross currency swaps	(9)	(12)	7	(18)
Gains (losses) on contribution receivable	(25)	(46)	34	(67)
Other foreign exchange gains (losses)	(26)	(91)	16	(72)

Net foreign exchange gains (losses)	(15)	(76)	10	(49)

Finance income
Contribution receivable	17	19	71	77
Other	9	(2)	15	2

Finance income	26	17	86	79

Finance expenses
Long-term debt	(55)	(59)	(226)	(226)
Contribution payable	(21)	(21)	(82)	(87)
Short-term debt	(5)	(5)	(9)	(6)

	(81)	(85)	(317)	(319)
Interest capitalized (1)	30	9	86	51

	(51)	(76)	(231)	(268)
Accretion of asset retirement obligations (note 10)	(18)	(12)	(73)	(49)
Accretion of other long-term liabilities	(2)	(1)	(6)	(8)

Finance expenses	(71)	(89)	(310)	(325)

	$(60)	$(148)	$(214)	$(295)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 6% (2010 – 7%).

Other foreign exchange gains and losses primarily include realized and unrealized foreign exchange gains and losses on property, plant and equipment, and working capital.

Credit Facilities

The Company has a revolving syndicated credit facility, replaced on November 15, 2011, which allows it to borrow up to $1.6 billion in either Canadian or U.S. currency from a group of banks on an unsecured basis. The facility is structured as a four-year committed revolving credit facility. The Company also has a second revolving syndicated credit facility that allows it to borrow up to $1.7 billion in either Canadian or U.S. currency from a group of banks on an unsecured basis. The facility is structured as a four-year committed revolving credit facility. These facilities, except for their maturity dates, have the same terms. Interest rates vary based on Canadian prime, Bankers’ Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected and credit ratings assigned by certain credit rating agencies to the Company’s rated senior unsecured debt.

As at December 31, 2011, the Company had no borrowings under its $1.6 billion revolving syndicated credit facility, its $1.7 billion revolving syndicated credit facility or its $100 million bilateral credit facility (December 31, 2010 – $380 million under the $1.25 billion revolving syndicated credit facility, which was replaced by the $1.6 billion revolving syndicated facility in 2011, and no borrowings under the $1.5 billion revolving syndicated credit facility, which was increased to $1.7 billion in 2011, and the bilateral credit facilities). The $100 million revolving bilateral credit facility, maturing on June 30, 2012, was cancelled effective February 3, 2012.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	28

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Notes and Debentures

On March 12, 2010, the Company issued $300 million of 3.75% notes due March 12, 2015 and $400 million of 5.00% notes due March 12, 2020 pursuant to a medium term note shelf prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole provision. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On November 26, 2010, Husky filed a universal short form base shelf prospectus with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and units (the “Securities”) in Canada until December 26, 2012. During the 25-month period that the shelf prospectus is effective, Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.

On June 13, 2011, Husky filed a universal short form base shelf prospectus with the Alberta Securities Commission and the U.S. Securities and Exchange Commission that enables the Company to offer up to U.S. $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and units in the United States until July 13, 2013.

The 6.25% and the 6.15% notes represent unsecured securities under a trust indenture dated June 14, 2002. Interest is payable semi-annually.

The 5.90% and the 7.25% notes, issued in 2009, represent unsecured securities under a trust indenture dated September 11, 2007. Interest is payable semi-annually.

The 7.55% debentures represent unsecured securities under a trust indenture dated October 31, 1996. Interest is payable semi-annually.

The 6.20% and the 6.80% notes represent unsecured securities under a trust indenture dated September 11, 2007. Interest is payable semi-annually.

The notes and debentures disclosed above are redeemable (unless otherwise stated) at the option of the Company, at any time, at a redemption price equal to the greater of the par value of the securities and the sum of the present values of the remaining scheduled payments discounted at a rate calculated using a comparable U.S. Treasury Bond rate (for U.S. dollar denominated securities) or Government of Canada Bond rate (for Canadian dollar denominated securities) plus an applicable spread.

The Company’s notes, debentures, credit facilities and short-term lines of credit rank equally.

The unamortized portion of the gain on previously unwound interest rate swaps that were designated as fair value hedges is included in the carrying value of long-term debt. Refer to Note 13.

Note 10	Asset Retirement Obligations (“ARO”)

At December 31, 2011, the estimated total undiscounted inflation adjusted amount required to settle the Company’s ARO was $8.5 billion (December 31, 2010 – $7.6 billion). These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 30 years into the future. This amount has been discounted using a credit-adjusted risk free rate of 3% to 5% (December 31, 2010 – 6%). Obligations related to environmental remediation and cleanup of oil and gas producing assets are included in the estimated ARO.

While the provision is based on the best estimates of future costs, discount rates, and the economic lives of the assets, there is uncertainty regarding the amount and timing of incurring these costs that are not always within management’s control.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	29

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Changes to the ARO for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Beginning of period	$1,198	$767
Additions	188	135
Liabilities settled	(105)	(60)
Liabilities disposed	(6)	—
Change in discount rate	387	77
Change in estimates	32	233
Exchange adjustment	—	(3)
Accretion (1)	73	49

End of period	$1,767	$1,198

Expected to be incurred within 1 year	$116	$63
Expected to be incurred beyond 1 year	1,651	1,135

a.	Accretion is included in finance expenses. Refer to Note 9.

Note 11	Share Capital

Common Shares

The Company is authorized to issue an unlimited number of no par value common shares.

Changes to issued common share capital were as follows:

	Number of Shares	Amount
January 1, 2010	849,860,935	$3,585
Common shares issued, net of share issue costs	40,816,326	988
Options exercised	31,534	1

December 31, 2010	890,708,795	4,574
Common shares issued, net of share issue costs	44,362,214	1,173
Stock dividends	22,461,089	580
Options exercised	5,000	—

December 31, 2011	957,537,098	$6,327

On June 29, 2011, Husky issued approximately 37 million common shares at a price of $27.05 per share for total gross proceeds of approximately $1.0 billion through a public offering, and a total of approximately 7.4 million common shares at a price of $27.05 per share for total gross proceeds of $200 million through a private placement to L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.à.r.l. The public offering was conducted under the Company’s universal base shelf prospectus filed November 26, 2010 with the securities regulatory authorities in all provinces of Canada and the Company’s universal base shelf prospectus filed June 13, 2011 with the Alberta Securities Commission and the U.S. Securities and Exchange Commission and the respective accompanying prospectus supplements.

Amendments to Common Share Terms

In the Special Meeting of Shareholders held on February 28, 2011, the Company’s shareholders approved amendments to the common share terms, which provide the shareholders with the ability to receive dividends in common shares or in cash. Quarterly dividends would be declared in an amount expressed in dollars per common share and would be paid by way of issuance of a fraction of a common share per outstanding common

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	30

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

share determined by dividing the dollar amount of the dividend by the volume weighted average trading price of the common shares. The volume weighted average trading price of the common shares would be calculated by dividing the total value by the total volume of common shares traded over the five trading day period immediately prior to the payment date of the dividend on the common shares.

Preferred Shares

The Company is authorized to issue an unlimited number of no par value preferred shares.

	Number of Shares	Amount
January 1, 2011	—	$—
Preferred shares issued, net of share issue costs	12,000,000	291

December 31, 2011	12,000,000	$291

On March 18, 2011, Husky issued 12 million Series 1 Shares at a price of $25.00 per share for aggregate gross proceeds of $300 million. Net proceeds after share issue costs were $291 million. The Series 1 Shares were offered by way of a prospectus supplement under the short form base shelf prospectus filed November 26, 2010 with the securities regulatory authorities in all provinces of Canada.

The Series 1 Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.45% annually for the initial period ending March 31, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 1.73%. Holders of Series 1 Shares will have the right, at their option, to convert their shares into Cumulative Rate Reset First Preferred Shares, Series 2 (the “Series 2 Shares”), subject to certain conditions, on March 31, 2016 and on March 31 every five years thereafter. Holders of the Series 2 Shares will be entitled to receive cumulative quarterly floating rate dividends at a rate equal to the three-month Government of Canada Treasury Bill yield plus 1.73%. An aggregate of $7 million was paid for the year ended December 31, 2011 and $3 million was payable as dividends on the Series 1 Shares at December 31, 2011.

In the event of liquidation, dissolution or winding-up of the Company, the holders of the Series 1 Shares will be entitled to receive $25 per share. All accrued unpaid dividends will be paid before any amounts are paid or any assets of the Company are distributed to the holders of any other shares ranking junior to the Series 1 Shares. The holders of the Series 1 Shares will not be entitled to share in any further distribution of the assets of the Company.

Stock Option Plan

Pursuant to the Incentive Stock Option Plan (the “Option Plan”), the Company may grant from time to time to officers and employees of the Company options to purchase common shares of the Company. The term of each option is five years and vests one-third on each of the first three anniversary dates from the grant date. The Option Plan provides the option holder with the right to exercise the option to acquire one common share at the exercise price or surrender the option for a cash payment. The exercise price of the option is equal to the weighted average trading price of the Company’s common shares during the five trading days prior to the grant date. For options granted up to 2009, when the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company’s common shares on the trading day prior to the surrender date and the exercise price of the option. For options granted after 2009, when the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company’s common shares for the five trading days following the surrender date and the exercise price of the option.

Certain options granted under the Option Plan and henceforth referred to as performance options vest only if performance targets are met. The ultimate number of performance options that vest will depend upon the Company’s performance measured over three calendar years. If the Company’s performance is below the specified level compared with its industry peer group, the performance options awarded will be forfeited. If the Company’s performance is at or above the specified level compared with its industry peer group, the number of

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	31

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

performance options exercisable shall be determined by the Company’s relative ranking. Stock compensation expense related to the performance options is accrued based on the price of the common shares at the end of the period and the anticipated performance factor. This expense is recognized over the three-year vesting period of the performance options. Performance options are no longer granted and the last grant was on August 7, 2009.

Included in accounts payable and accrued liabilities, and other long-term liabilities on the consolidated balance sheets at December 31, 2011 was $17 million (December 31, 2010 – $19 million) representing the estimated fair value of options outstanding. The stock compensation expense recognized in selling, general and administrative expenses on the consolidated statements of income for the Option Plan was $7 million for the three months ended December 31, 2011 (three months ended December 31, 2010 – expense of $6 million). The stock compensation recovery recognized in selling, general administrative expenses on the consolidated statements of income for the Option Plan was $2 million for the year ended December 31, 2011 (year ended December 31, 2010 – recovery of $13 million).

The following options to purchase common shares have been awarded to officers and certain other employees:

	2011		2010
	Number of Options (thousands)	Weighted Average Exercise Prices	Number of Options (thousands)	Weighted Average Exercise Prices
Outstanding January 1	29,541	$37.04	28,399	$40.78
Granted	9,618	$28.80	8,870	$27.95
Exercised for common shares	(5)	$28.19	(31)	$24.14
Surrendered for cash	—	$—	(39)	$23.24
Expired or forfeited	(5,817)	$37.30	(7,658)	$40.50

Options outstanding December 31	33,337	$34.62	29,541	$37.04

Options exercisable December 31	18,486	$39.50	17,325	$41.20

	Outstanding Options			Options Exercisable
Range of Exercise Price	Number of Options (thousands)	Weighted Average Exercise Prices	Weighted Average Contractual Life (years)	Number of Options (thousands)	Weighted Average Exercise Prices
$24.96 – $29.99	17,504	$28.45	4	2,792	$28.06
$30.00 – $34.99	816	$31.25	2	677	$31.16
$35.00 – $39.99	210	$39.97	1	210	$39.97
$40.00 – $42.99	12,917	$41.60	—	12,917	$41.60
$43.00 – $45.02	1,890	$45.02	2	1,890	$45.02

December 31, 2011	33,337	$34.62	2	18,486	$39.50

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	32

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The fair value of the share options is estimated at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options are granted and for the performance options, the current likelihood of achieving the specified target. The following tables list the assumptions used in the Black-Scholes option pricing model of the two plans:

	December 31, 2011		December 31, 2010
	Tandem Options	Tandem Performance Options	Tandem Options	Tandem Performance Options
Dividend per option	$1.33	$1.33	$1.21	$1.21
Range of expected volatilities used (percent)	21.3 – 35.9	21.3 – 32.0	14.5 – 39.2	14.5 – 39.1
Range of risk-free interest rates used (percent)	0.7 – 1.3	0.7 – 1.0	1.0 – 2.5	1.0 – 1.9
Expected life of share options from vesting date (years)	1.75	1.75	1.60	1.60
Expected forfeiture rate (percent)	11.5	11.5	12.1	12.1
Weighted average exercise price	$34.59	$41.51	$37.79	$41.18
Weighted average fair value	$0.82	$0.03	$1.07	$0.38

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

Performance Share Units (“PSU”)

In February 2010, the Compensation Committee of the Board of Directors of the Company established the Performance Share Unit (“PSU”) Plan for executive officers and certain employees of the Company. The term of each PSU is three years and it vests on the second and third anniversary dates of the grant date in percentages determined by the Board of Directors based on the Company reaching certain shareholder return targets. Upon vesting, PSU holders receive a cash payment equal to the number of vested PSUs multiplied by the weighted average trading price of the Company’s common shares for the five preceding trading days. The carrying amount of the liability relating to PSUs was $1 million as at December 31, 2011 (December 31, 2010 – nil).

The number of PSUs outstanding were as follows:

	2011	2010
Outstanding January 1	220,000	—
Granted	295,000	245,000
Forfeited	(15,000)	(25,000)

Outstanding December 31	500,000	220,000

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	33

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Earnings per Share

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
Net earnings – basic	$405	$139	$2,214	$947
Net earnings – diluted	$404	$138	$2,184	$898
Weighted average common shares outstanding – basic	957.3	861.0	923.8	852.7
Weighted average common shares outstanding – diluted	965.5	861.0	932.0	852.7
Earnings per share – basic	$0.42	$0.16	$2.40	$1.11
Earnings per share – diluted	$0.42	$0.16	$2.34	$1.05

For the purposes of calculating net earnings – basic, net earnings were adjusted for dividends declared on preferred shares of $3 million and $10 million for the three months and year ended December 31, 2011 (three months and year ended December 31, 2010 – nil), respectively. Net earnings – diluted was calculated by adjusting net earnings – basic for the more dilutive effect of stock compensation expense based on cash-settlement versus equity-settlement of stock options. For the purposes of determining net earnings – diluted, the stock compensation expense was $7 million for the three months ended December 31, 2011 (three months ended December 31, 2010 – expense of $6 million) and the stock compensation recovery for the year ended December 31, 2011 was $2 million (year ended December 31, 2010 – recovery of $13 million) based on cash-settlement. Stock compensation expense for the three months and year ended December 31, 2011 was $8 million and $28 million (three months and year ended December 31, 2010 – $7 million and $36 million), respectively, which was used to determine net earnings – diluted based on equity-settlement.

The diluted weighted average common shares outstanding was adjusted for 8.2 million common shares that were declared as stock dividends for the three months and year ended December 31, 2011 (three months and year ended December 31, 2010 – nil). For the three months and year ended December 31, 2011, 26 million tandem options and 7 million tandem performance options (three months and year ended December 31, 2010 – 20 million tandem options and 10 million tandem performance options), respectively, were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

Note 12	Commitments and Contingencies

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay would have a material adverse impact on its financial position, results of operations or liquidity.

The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and deferred income taxes.

Note 13	Financial Instruments and Risk Factors

Risk Management Overview

The Company is exposed to market risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels. Risk management is ultimately established by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	34

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The Company is exposed to risk factors associated with operating in developing countries including political and regulatory instability. The Company monitors the changes to regulations and government policies in the areas within which it operates.

Fair Value of Financial Instruments

Financial instruments carried at fair value on the consolidated balance sheets include cash and cash equivalents, derivatives used for trading purposes and hedging activities, and contingent consideration recognized as part of a business acquisition included in accounts payable and accrued liabilities and other long-term liabilities. Other financial instruments, including accounts receivable, income tax receivable, contribution receivable, accounts payable and accrued liabilities, income tax payable, long-term debt, and contribution payable, are classified as loans and receivables and are carried at amortized cost.

The carrying values of accounts receivable, accounts payable and accrued liabilities, other than derivatives and hedging activities, income tax receivable, income tax payable, contribution receivable and contribution payable approximate their fair values.

The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at December 31, 2011 was $4.4 billion (December 31, 2010 $4.6 billion).

The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Level 1 fair value is determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The estimation of the fair value of commodity derivatives and held for trading inventories incorporate forward prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability.

The financial instruments recorded at fair value on the balance sheet were as follows:

	At Dec. 31, 2011	At Dec. 31, 2010	At Jan. 1, 2010
Financial assets at fair value
Trading derivatives	$67	$34	$22
Financial liabilities at fair value
Trading derivatives	$(45)	$(12)	$(16)

The Company’s objectives, processes and policies for managing risk have not changed from the previous period.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of foreign currency risk, interest rate risk and other price risks, for example, commodity price risk. The objective of market risk management is to manage and control market price exposures within acceptable limits, while maximizing returns.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	35

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

In certain instances, the Company uses derivative commodity instruments to manage exposure to price volatility on a portion of its oil and gas production and firm commitments for the purchase or sale of crude oil and natural gas.

The Company’s results will also be impacted by a decrease in the price of crude oil inventory. The Company has crude oil inventories that are feedstock, held at terminals, or part of the in-process inventories at its refineries and at offshore sites. These inventories are subject to a lower of cost or net realizable value test on a monthly basis.

The Company’s results are affected by the exchange rate between the Canadian and U.S. dollar. The majority of the Company’s revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. benchmark prices. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities. Correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. The majority of the Company’s expenditures are in Canadian dollars.

A change in the value of the Canadian dollar against the U.S. dollar will also result in an increase or decrease in the Company’s U.S. dollar denominated debt, as expressed in Canadian dollars, as well as the related finance expenses. In order to mitigate the Company’s exposure to long-term debt affected by the U.S./Canadian dollar exchange rate, the Company has entered into cash flow hedges using cross currency swaps. In addition, a portion of the Company’s U.S. dollar denominated debt has been designated as a hedge of a net investment in a foreign operation which has a U.S. dollar functional currency. The unrealized foreign exchange gain related to this hedge is recorded in OCI.

To mitigate risk related to interest rates, the Company may enter into fair value hedges using interest rate swaps.

Commodity Price Risk Management

Natural Gas Contracts

At December 31, 2011, the Company had the following third party offsetting physical natural gas purchase and sale contracts, which met the definition of a derivative instrument:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	11,628	$(2)
Physical sale contracts	(10,099)	$2

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities and the resulting unrealized loss recorded in other – net in the consolidated statements of income of nil and $1 million (three months and year ended December 31, 2010 – unrealized loss of $1 million and $2 million) for the three months and year ended December 31, 2011, respectively.

Natural Gas Storage Contracts

At December 31, 2011, the Company had the following third party physical natural gas storage purchase and sale derivative contracts:

	Volumes (mmcf)	Fair Value
Physical purchase contracts	14,977	$(8)
Physical sale contracts	(53,087)	$32

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	36

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The third party physical purchase and sale contracts have been recorded at their fair value in accrued liabilities and accounts receivable, respectively. For the three months and year ended December 31, 2011, the change in the fair value of these contracts resulted in an unrealized gain of $23 million and loss of $7 million (three months and year ended December 31, 2010 – unrealized loss of $18 million and an unrealized gain of $18 million), respectively which has been recorded in other – net in the consolidated statements of income.

Natural gas inventories held in storage relating to these contracts are recorded at fair value. At December 31, 2011, the fair value of the inventories was $121 million (December 31, 2010 – $131 million). The cumulative fair value change on this inventory as of December 31, 2011 was an unrealized loss of $9 million (December 31, 2010 – unrealized loss of $6 million). The change in the fair value of inventory resulted in an unrealized loss for the three months and year ended December 31, 2011 of $17 million and $3 million (three months and year ended December 31, 2010 – unrealized loss of $2 million and $51 million), respectively which has been recorded in other – net in the consolidated statements of income.

Oil Contracts

The Company designated certain crude oil purchase and sale derivative contracts as fair value hedges against the changes in the fair value of the inventory held in storage. The assessment of effectiveness for the fair value hedges excludes changes between current market prices and market prices on the settlement date in the future.

At December 31, 2011, the Company had the following third party crude oil purchase and sale derivative contracts which have been designated as a fair value hedge:

	Volumes (bbls)	Fair Value
Physical purchase contracts	146,397	$(8)

These contracts have been recorded at their fair value in accrued liabilities and for the three months and year ended December 31, 2011, the resulting unrealized loss of $9 million and $8 million (three months and year ended December 31, 2010 – unrealized gain of $3 million and $2 million), respectively has been recorded in purchases of crude oil and products. The crude oil inventory during the refining process is recorded at fair value. At December 31, 2011, the fair value of the inventory was $16 million (December 31, 2010 – $30 million), resulting in an unrealized gain for the three months and year ended December 31, 2011 of $1 million and $2 million (three months and year ended December 31 2010 – unrealized loss of $3 million and $2 million), respectively recorded in purchases of crude oil and products.

The Company has entered into derivative contracts for future crude oil purchases, whereby there is a requirement to pay the market difference of the inventory price paid at delivery and the current market price at the settlement date in the future. The contracts have been recorded at fair value in accounts receivable and accrued liabilities. For the three months and year ended December 31, 2011, a loss related to these contracts of nil and $7 million (three months and year ended December 31, 2010 – loss of less than $1 million and $1 million), respectively was recorded in purchases of crude oil and products.

The Company enters into certain crude oil purchase and sale derivative contracts to minimize its exposure to fluctuations in the benchmark prices between the time a sales agreement is entered into and the time inventory is delivered. The Company had the following crude oil contracts as at December 31, 2011:

	Volumes (mbbls)	Fair Value
Physical purchase contracts	1,147	$—
Physical sale contracts	(1,147)	$—

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	37

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

These contracts have been recorded at their fair value in accounts receivable and accrued liabilities. For the three months and year ended December 31, 2011, a resulting unrealized loss of $7 million and gain of $4 million (three months and year ended December 31, 2010 – unrealized loss of $13 million and $8 million), respectively was recorded in other – net in the consolidated statements of income. A portion of the crude oil inventory is sold to third parties. This inventory is considered held for realizing short term trading margins and as such, has been recorded at its fair value. At December 31, 2011, the fair value of inventory was $147 million (December 31, 2010 – $72 million), resulting in an unrealized loss of $1 million and gain of less than $1 million (three months and year ended December 31, 2010 – unrealized gain of $6 million) recorded in other – net in the consolidated statements of income for the three months and year ended December 31, 2011, respectively.

Commodity Swaps

During the year ended December 31, 2011, the Company entered into third party commodity swaps. The Company had the following derivative contracts as at December 31, 2011:

	Volumes	Fair Value
Butane swap contracts (gal)	1,260	$—
Crude oil swap contracts (mbbl)	30	$—

These contracts have been recorded at their fair value in accounts receivable. For the three months and year ended December 31, 2011, the resulting unrealized loss of less than $1 million and gain of less than $1 million (three months and year ended December 31, 2010 – nil), respectively has been recorded in other – net in the consolidated statements of income.

Interest Rate Risk Management

During 2011, the Company discontinued its fair value hedge designation using interest rate swap arrangements whereby the fixed interest rate coupon on the long-term debt was swapped to floating rates. These interest rate swap arrangements have been sold and derecognized in the fourth quarter of 2011. Accordingly, the accrued gains on these interest rate swaps will be amortized over the remaining life of the underlying long term debt to which the hedging relationship was originally designated. The amortization period is 2 to 5 years.

For the three months and year ended December 31, 2011, these swaps resulted in an addition to finance expenses of $4 million and a reduction to finance expense of $13 million (three months and year ended December 31, 2010 – reduction of $18 million and $23 million), respectively. The amortization of terminated interest rate swaps resulted in additional finance expenses of $5 million and $8 million (three months and year ended December 31, 2010 – addition of $1 million and $2 million) for the three months and year ended December 31, 2011, respectively.

Foreign Currency Risk Management

The Company manages its exposure to foreign exchange fluctuations by balancing the U.S. dollar denominated cash flows with U.S. dollar denominated borrowings and other financial instruments. The Company utilizes spot and forward sales to convert cash flows to or from U.S. or Canadian currency.

At December 31, 2011, the Company had cash flow hedges using the following cross currency swaps:

Debt	Swap Amount		Canadian Equivalent	Swap Maturity	Interest Rate (percent)	Fair Value
6.25% notes	U.S. $	50	$59	June 15, 2012	5.67	$(8)
6.25% notes	U.S. $	75	$89	June 15, 2012	5.65	$(13)
6.25% notes	U.S. $	75	$88	June 15, 2012	5.61	$(11)
6.25% notes	U.S. $	150	$211	June 15, 2012	7.41	$(61)

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	38

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

These contracts have been recorded at their fair value of $93 million at December 31, 2011 in accounts payable and accrued liabilities (December 31, 2010 – $102 million in other long-term liabilities). The effective portion of the gain or loss related to measuring the contract at fair value has been included in OCI. The foreign exchange on the translation of the swaps has been recorded in net earnings to offset the foreign exchange on the translation of the underlying debt and the remaining gain or loss is included in OCI. For the three months and year ended December 31, 2011, the unrealized foreign exchange gain of less than $1 million and loss of less than $1 million (three months and year ended December 31, 2010 – unrealized loss of less than $1 million and unrealized gain of $6 million), net of tax of less than $1 million (three months and year ended December 31, 2010 – recovery of less than $1 million and expense of $2 million) was recorded in OCI. For the three months and year ended December 31, 2011, this unrealized foreign exchange loss included the ineffective portion of the swaps that was recognized as a gain in other – net in the consolidated statements of income of $2 million (three months and year ended December 31, 2010 – nil). At December 31, 2011, the balance in other reserves related to the derivatives designated as cash flow hedge was less than $1 million (December 31, 2010 – $8 million), before tax of less than $1 million (December 31, 2010 – $2 million). For the three months and year ended December 31, 2011, the Company recognized unrealized foreign exchange loss of $9 million and gain of $7 million (three months and year ended December 31, 2010 – unrealized loss of $12 million and $18 million), respectively on the cross currency swaps.

The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of the U.S. dollars to Canadian dollars in order to hedge against the foreign exchange exposures from oil and natural gas revenues. Aside from offsetting unrealized gains or losses from oil and natural gas sales, these contracts had a resulting unrealized gain for the three months and year ended December 31, 2011 of $6 million and $1 million (three months and year ended December 31, 2010 – nil), respectively based on changes in fair value recorded in other – net in the consolidated statements of income. For the three months and year ended December 31, 2011, the impact of these contracts was a realized gain of $5 million and a loss of $5 million (December 31, 2010 – gains of $4 million and $26 million), respectively recorded in net foreign exchange gains and losses in the consolidated statements of income.

As at December 31, 2011, the Company has designated a portion of its U.S. denominated debt with a fair value of U.S. $1.3 billion (December 31, 2010 – U.S. $987 million) as a hedge of the Company’s net investments in its U.S. refining operations. For the three months and year ended December 31, 2011, the unrealized gain arising from the translation of the debt into Canadian dollars was $19 million and loss of $18 million, both net of tax of $3 million (three months and year ended December 31, 2010 – unrealized gain of $30 million, net of tax of $3 million and $41 million, net of tax of nil), respectively, recorded in OCI.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s processes for managing liquidity risk include ensuring, to the extent possible, that it will have sufficient liquidity to meet its liabilities when they become due. The Company prepares annual capital expenditure budgets, which are monitored and updated as required. In addition, the Company requires authorizations for expenditures on projects, which assists with the management of capital.

Since the Company operates in the upstream oil and gas industry, it requires sufficient cash to fund capital programs necessary to maintain or increase production, develop reserves, acquire strategic oil and gas assets, repay maturing debt and pay dividends. The Company’s upstream capital programs are funded principally by cash provided from operating activities and issuances of debt and equity. During times of low oil and gas prices, a portion of capital programs can generally be deferred. However, due to the long cycle times and the importance to future cash flow of maintaining the Company’s production, it may be necessary to utilize alternative sources of capital to continue the Company’s strategic investment plan during periods of low commodity prices. As a result, the Company frequently evaluates the options available with respect to sources of short and long-term capital resources. Occasionally, the Company will economically hedge a portion of its production to protect cash flow in the event of commodity price declines.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	39

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The Company had the following available credit facilities as at December 31, 2011:

Credit Facilities	Available	Unused
Operating facilities	$465	$215
Syndicated bank facilities	3,300	3,300
Bilateral credit facility (1)	100	100

Total	$3,865	$3,615

(1)	The $100 million bilateral facility was cancelled effective February 3, 2012.

In addition to the credit facilities listed above, the Company had unused capacity under the universal short form base shelf prospectus filed in Canada of $1.4 billion and unused capacity under the universal short form base shelf prospectus filed in the United States of U.S. $2.0 billion. The unused capacity under the debt shelf prospectus filed in Canada of $300 million expired in January 2012. The ability of the Company to raise additional capital utilizing these prospectuses is dependent on market conditions. The Company believes it has sufficient funding through the use of these facilities and access to the capital markets to meet its future capital requirements.

The Company’s contribution payable to the joint arrangement with BP is payable between December 31, 2011 and December 31, 2015, with the final balance due and payable by December 31, 2015. Refer to Note 12 for additional contractual obligations.

Credit Risk

Credit risk represents the financial loss that the Company would suffer if the Company’s counterparties to a financial instrument, in owing an amount to the Company, fail to meet or discharge their obligation to the Company. The Company’s accounts receivables are broad based with customers in the energy industry, and midstream and end user segments and are subject to normal industry risks. The Company’s policy to mitigate credit risk includes granting credit limits consistent with the financial strength of the counterparties and customers, requiring financial reassurances as deemed necessary, reducing the amount and duration of credit exposures and close monitoring of all accounts. The Company did not have any external customers that constituted more than 10% of gross revenues during the years ended December 31, 2011 or 2010, with the exception of the Company’s joint venture partner BP, relating to revenues from the BP-Husky Toledo Refinery.

Cash and cash equivalents include cash bank balances and short-term deposits maturing in less than three months. The Company manages the credit exposure related to short-term investments by monitoring exposures daily on a per issuer basis relative to predefined investment limits. The carrying amount of accounts receivable and cash and cash equivalents represents the Company’s maximum credit exposure.

Note 14	Related Party Transactions

On May 11, 2009, the Company issued 5-year and 10-year senior notes of U.S. $251 million and U.S. $107 million, respectively, to certain management, shareholders, affiliates and directors. These notes were offered through an existing base shelf prospectus, which was filed with the Alberta Securities Commission and the U.S. Securities and Exchange Commission in February 2009. The coupon rates offered were 5.90% and 7.25% for the 5-year and 10-year tranches, respectively. Subsequent to this offering, U.S. $122 million of the 5-year senior notes and U.S. $75 million of the 10-year senior notes issued to related parties were sold to third parties. These transactions were measured at fair market value at the date of the transaction and have been carried out on the same terms as would apply with unrelated parties. At December 31, 2011, the senior notes are included in long-term debt on the Company’s balance sheet.

On December 7, 2010, the Company issued 28.9 million common shares at a price of $24.50 per share for total gross proceeds of $707 million via a private placement to its principal shareholders, L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.à.r.l.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	40

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

In April 2011, the Company sold its 50% interest in the Meridian cogeneration facility at Lloydminster to a related party. The consideration for the Company’s share of the cogeneration facility was $61 million, resulting in no net gain or loss on the transaction.

The Company continues to sell natural gas to the Meridian cogeneration facility and other cogeneration facilities owned by the related party. These natural gas sales are related party transactions and have been measured at fair value. For the three months and year ended December 31, 2011, the total value of natural gas sales to the Meridian and other cogeneration facilities owned by the related party was $27 million and $108 million (three months and year ended December 31, 2010 – $13 million and $95 million), respectively. For the three months and year ended December 31, 2011, the total value of obligated steam purchases from the Meridian and other cogeneration facilities owned by the related party was $3 million and $13 million (three months and year ended December 31, 2010 – $4 million and $20 million), respectively.

On June 29, 2011, the Company issued 7.4 million common shares at a price of $27.05 per share for total gross proceeds of $200 million via private placement to its principal shareholders, L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.à.r.l.

Note 15	Reclassifications

During 2011, the Company changed its treatment of certain intersegment sales eliminations which resulted in the reclassification of gross revenues and purchases of crude oil and products. The reclassification resulted in reductions of gross revenues and purchases of crude oil and products in the three months ended March 31, 2011 of $198 million, in the three months ended June 30, 2011 of $241 million, and the three months ended September 30, 2011 of $276 million. The reclassification had no impact on net earnings.

Note 16	First-time Adoption of International Financial Reporting Standards

As discussed in Note 3, these are the Company’s fourth quarter condensed interim consolidated financial statements for the period covered by the first annual consolidated financial statements to be prepared in accordance with IFRS.

The accounting policies in Note 4 have been applied in preparing the condensed interim consolidated financial statements for the three months and year ended December 31, 2011, the comparative information for the three months and year ended December 31, 2010 and the preparation of an opening IFRS balance sheet on the transition date, January 1, 2010.

In preparing the condensed interim consolidated financial statements for the three months and year ended December 31, 2011, comparative information has been adjusted from the amounts reported previously in the financial statements prepared in accordance with Canadian GAAP.

An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s consolidated balance sheet and consolidated statements of comprehensive income is set out in the following tables.

Key First-Time Adoption Exemptions Applied

IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” allows first-time adopters certain exemptions from retrospective application of certain IFRS.

The Company applied the following exemptions:

•

Certain oil and gas assets in property, plant and equipment on the consolidated balance sheets were recognized and measured on a full cost basis in accordance with Canadian GAAP. The Company elected to measure its Canadian properties at the amount determined under Canadian GAAP as at January 1, 2010.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	41

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Costs included in the full cost pool on January 1, 2010 were allocated on a pro-rata basis to the underlying assets on the basis of proved developed reserve volumes as at January 1, 2010. Associated decommissioning assets were also measured at their carrying value under Canadian GAAP while all decommissioning liabilities were measured using a consistent credit-adjusted risk free rate, with a corresponding adjustment recorded to opening retained earnings. The Company has elected not to apply the IFRS 1 full cost exemption to its international upstream properties.

•	IFRS 3, “Business Combinations,” was not applied to acquisitions of subsidiaries or interests in joint ventures that occurred before January 1, 2010.

•

The Company elected to apply IAS 23, “Borrowing Costs,” with an effective date of January 1, 2003 which requires mandatory capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets. De-recognition of previously capitalized borrowing costs in accordance with Canadian GAAP did not have a material impact to the Company.

•	The Company recognized all cumulative actuarial gains and losses on pensions and other post-retirement benefits in retained earnings as at January 1, 2010.

•

Cumulative currency translation differences for all foreign operations were deemed to be zero as at January 1, 2010. Accordingly, all cumulative foreign exchange gains and losses in the Company’s cumulative foreign currency translation account were recognized in retained earnings at January 1, 2010.

•

IFRS 2, “Share-based Payment,” was not applied to equity instruments related to stock-based compensation arrangements that were granted on or before November 7, 2002, and was not applied to equity instruments granted after November 7, 2002 that vested before January 1, 2010. For cash-settled share-based payment transactions, the Company did not applied IFRS 2 to liabilities that were settled before January 1, 2010.

•

The Company did not reassess any arrangements to determine whether they contain a lease if they had already been assessed under Canadian GAAP. Additionally, any arrangements that were not assessed under Canadian GAAP were assessed under International Financial Reporting Issues Committee (“IFRIC”) Interpretation 4, “Determining Whether an Arrangement Contains a Lease,” based on terms and conditions existing at January 1, 2010.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	42

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Reconciliation of Equity at January 1, 2010 (Date of Transition to IFRS)

	Canadian GAAP	Effects of Transition to IFRS	IFRS
Assets
Current assets
Cash and cash equivalents	$392	$—	$392
Accounts receivable	964	—	964
Income tax receivable	23	—	23
Inventories	1,520	—	1,520
Prepaid expenses	12	—	12

	2,911	—	2,911

Non-current Assets
Exploration and evaluation assets (notes a, d, j)	—	1,943	1,943
Property, plant and equipment (notes a, c, d, e, f, h)	21,288	(2,704)	18,584
Goodwill	689	—	689
Contribution receivable	1,313	—	1,313
Other assets	94	(26)	68

Total Assets	$26,295	$(787)	$25,508

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (notes d, f, g)	$1,915	$26	$1,941
Income taxes payable	270	—	270
Asset retirement obligations (note f)	29	—	29

	2,214	26	2,240

Long-term debt	3,229	—	3,229
Other long-term financial liabilities	96	—	96
Other long-term liabilities (notes b, c, g, i)	147	137	284
Contribution payable	1,500	—	1,500
Deferred tax liabilities (note l)	3,932	(227)	3,705
Asset retirement obligation (notes d, f)	764	(26)	738

Total Liabilities	11,882	(90)	11,792

Shareholders’ equity
Common shares	3,585	—	3,585
Retained earnings (note m)	10,832	(733)	10,099
Other reserves (note d)	(4)	36	32

Total Shareholders’ Equity	14,413	(697)	13,716

Total Liabilities and Shareholders’ Equity	$26,295	$(787)	$25,508

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	43

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Reconciliation of Equity at December 31, 2010

	Canadian GAAP	Effects of Transition to IFRS	IFRS
Assets
Current assets
Cash and cash equivalents	$252	$—	$252
Accounts receivable	1,183	—	1,183
Income tax receivable	346	—	346
Inventories	1,935	—	1,935
Prepaid expenses	34	—	34

	3,750	—	3,750

Non-current Assets
Exploration and evaluation assets (notes a, d, j)	—	472	472
Property, plant and equipment (notes a, c, d, e, f, h, j)	23,299	(1,529)	21,770
Goodwill	663	—	663
Contribution receivable	1,284	—	1,284
Other assets	137	(26)	111

Total Assets	$29,133	$(1,083)	$28,050

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (notes f, g)	$2,494	$12	$2,506
Asset retirement obligations (note f)	63	—	63

	2,557	12	2,569

Long-term debt	4,187	—	4,187
Other long-term financial liabilities	102	—	102
Other long-term liabilities (notes b, c, g, i)	165	124	289
Contribution payable	1,427	—	1,427
Deferred tax liabilities (note l)	4,115	(348)	3,767
Asset retirement obligations (notes d, f)	1,087	48	1,135

Total Liabilities	13,640	(164)	13,476

Shareholders’ equity
Common shares	4,574	—	4,574
Retained earnings (note b, m)	10,985	(973)	10,012
Other reserves (note d)	(66)	54	(12)

Total Shareholders’ Equity	15,493	(919)	14,574

Total Liabilities and Shareholders’ Equity	$29,133	$(1,083)	$28,050

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	44

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Reconciliation of Comprehensive Income for the Three Months ended December 31, 2010

	Canadian GAAP (Recasted)	Effects of Transition to IFRS	IFRS
Gross revenues (notes d, k, p)	$4,725	$(235)	$4,490
Royalties	(211)	—	(211)

Revenues, net of royalties	4,514	(235)	4,279

Costs and expenses
Purchase of crude oil and products (notes k, p)	2,777	(236)	2,541
Production and operating expenses	583	—	583
Selling, general and administrative expenses (note g)	100	5	105
Depletion, depreciation and amortization (notes a, d, e, h)	547	(6)	541
Exploration and evaluation expenses (notes a, d)	—	230	230
Other – net (notes f, h, i)	20	(33)	(13)

	4,027	(40)	3,987

Earnings from operating activities	487	(195)	292

Financial items
Net foreign exchange losses (note d)	(7)	(69)	(76)
Finance income	17	—	17
Finance expenses (notes d, f, i, j)	(80)	(9)	(89)

	(70)	(78)	(148)

Earnings before income taxes	417	(273)	144

Provisions for (recovery of) income taxes
Current	(37)	—	(37)
Deferred (note l)	149	(107)	42

	112	(107)	5

Net earnings	305	(166)	139

Other comprehensive income (loss)
Derivatives designated as cash flow hedges, net of tax	—	—	—
Actuarial gains on pension plans, net of tax (note b, l)	—	(17)	(17)
Exchange differences on translation of foreign operations, net of tax (note d)	(78)	51	(27)
Hedge of net investment, net of tax (note d)	31	(1)	30

Comprehensive income	$258	$(133)	$125

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	45

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Reconciliation of Comprehensive Income for the Year ended December 31, 2010

	Canadian GAAP (Recasted)	Effects of Transition to IFRS	IFRS
Gross revenues (notes d, k, p)	$18,939	$(854)	$18,085
Royalties	(978)	—	(978)

Revenues, net of royalties	17,961	(854)	17,107

Costs and expenses
Purchase of crude oil and products (notes d, k, p)	11,434	(854)	10,580
Production and operating expenses	2,309	—	2,309
Selling, general and administrative expenses (notes d, g)	305	(14)	291
Depletion, depreciation and amortization (notes a, d, e, h)	2,073	(81)	1,992
Exploration and evaluation expenses (note a)	—	438	438
Other – net (notes f, h, i)	23	(38)	(15)

	16,144	(549)	15,595

Earnings from operating activities	1,817	(305)	1,512

Financial items
Net foreign exchange gains (losses) (note d)	2	(51)	(49)
Finance income	79	—	79
Finance expenses (notes d, f, i, j)	(340)	15	(325)

	(259)	(36)	(295)

Earnings before income taxes	1,558	(341)	1,217

Provisions for income taxes
Current	188	—	188
Deferred (note l)	197	(115)	82

	385	(115)	270

Net earnings	1,173	(226)	947

Other comprehensive income (loss)
Derivatives designated as cash flow hedges, net of tax	6	—	6
Actuarial losses on pension plans, net of tax (note b, l)	—	(14)	(14)
Exchange differences on translation of foreign operations, net of tax (note d)	(112)	21	(91)
Hedge of net investment, net of tax (note d)	44	(3)	41

Comprehensive income	$1,111	$(222)	$889

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	46

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Notes to the Reconciliations of Equity and Comprehensive Income from Canadian GAAP to IFRS

a)	IFRS 6 Adjustments – Exploration for and Evaluation of Mineral Resources

i)	Accounting for Oil and Gas Properties

Under Canadian GAAP, the Company followed the full cost method of accounting for oil and gas interests whereby all costs of acquisition, exploration for and development of oil and gas reserves were capitalized and accumulated within cost centres on a country-by-country basis. Depletion of oil and gas properties was calculated using the unit-of-production method based on proved oil and gas reserves for each cost centre. Under IFRS, pre-exploration and evaluation costs, which includes all exploratory costs incurred prior to the acquisition of the legal right to explore, are expensed as incurred. After the legal right to explore is acquired, land acquisition costs and expenditures directly associated with exploratory wells are capitalized as exploration and evaluation assets. Geological and geophysical and other exploration costs are immediately recognized in exploration and evaluation expenses. Land acquisition costs remain capitalized until the Company has chosen to discontinue all exploration activities in the associated area. Land acquisition costs associated with successful exploration are reclassified into property, plant and equipment. Exploratory wells remain capitalized until the drilling operation is complete and the results have been evaluated. If the well does not encounter reserves of a commercial quantity, either on its own or in combination with other exploration wells associated with the same area of exploration, the costs of drilling the well or wells are written-off to exploration and evaluation expenses. Wells that result in commercial quantities of reserves remain capitalized and are reclassified into property, plant, and equipment.

The Company elected to apply the IFRS 1 exemption for its Canadian oil and gas assets. For international cost centres where the Company elected not to apply the IFRS 1 deemed cost exemption, previously capitalized costs related to unsuccessful exploration drilling, geological and geophysical expenditures, exploratory seismic and lease rental expenses were recorded as a reduction to property, plant and equipment and opening retained earnings upon adoption of IFRS 6. As a result, inception to January 1, 2010 exploration activities that would have been expensed under IFRS totaled $516 million. For the three months and year ended December 31, 2010, the Company reduced net property, plant, and equipment by $233 million and $438 million, respectively, in accordance with IFRS 6, and recognized these amounts as exploration and evaluation expenses for all cost centers.

ii)	Depletion Expense

The application of IFRS oil and gas accounting policies resulted in differences in the carrying costs subject to depletion under IFRS as compared to full cost accounting. Additionally, differences in depletion arose from the determination of depletion at the field level under IFRS versus a country level under full cost accounting. For the three months and year ended December 31, 2010, the Company recognized reduced depletion, depreciation and amortization of $45 million and $173 million, respectively, under IFRS when compared to full cost accounting for international oil and gas properties and increased depletion, depreciation and amortization of $49 million and $129 million, respectively, under IFRS when compared to full cost accounting for Canadian oil and gas properties. This net reduction in depletion, depreciation and amortization can be explained in part due to the opening adjustment to international oil and gas assets as described above.

iii)	Exploration and Evaluation Assets

Under IFRS 6, management has assessed the classification of activities designated as exploratory or developmental, which then determines the appropriate accounting treatment and classification of the costs incurred. For capitalized costs associated with exploratory activities, the Company presented these costs separately on the consolidated balance sheets. Costs totaling $1,939 million as at January 1, 2010, and $477 million as at December 31, 2010 were reclassified from property, plant, and equipment to exploration and evaluation assets.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	47

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The total impact of this change decreased (increased) retained earnings as follows:

Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2010	For the three months ended December 31, 2010
Increase in exploration and evaluation expenses	$438	$233
Increase (decrease) in depletion, depreciation and amortization	(44)	4

Adjustment before income taxes	$394	$237

Consolidated Balance Sheets

	As at January 1, 2010	As at December 31, 2010
Increase in exploration and evaluation assets	$(1,939)	$(477)
Decrease in property, plant and equipment	2,455	1,387

Decrease in retained earnings	$516	$910

b)	IAS 19 Adjustments – Employee Benefits

i)	Unamortized net actuarial loss and past service costs

IAS 19 allows the Company to recognize the unamortized net actuarial loss and past service costs for its defined benefit pension plans immediately in OCI. Canadian GAAP required amortization of these losses and costs to net earnings over the estimated average remaining service life, with disclosure of the total cumulative unrecognized amount in the notes to the consolidated financial statements. Upon adoption of IAS 19 at January 1, 2010, the Company recognized a decrease of $65 million and an increase of $12 million in opening retained earnings related to the Company’s cumulative unrecognized actuarial losses and past service cost recoveries, respectively. A charge to OCI of $23 million and $20 million was recorded in OCI representing unamortized net actuarial gain for the three months and year ended December 31, 2010, respectively.

The total impact of this change decreased (increased) retained earnings as follows:

Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2010	For the three months ended December 31, 2010
Decrease in other comprehensive income, before income taxes	$20	$23

Adjustment before income taxes	$20	$23

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	48

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Consolidated Balance Sheets

	As at January 1, 2010	As at December 31, 2010
Decrease in other assets	$26	$26
Increase in other long-term liabilities	27	47

Decrease in retained earnings	$53	$73

c)	IAS 20 Adjustments – Government Grants

Under IAS 20, government grants are recognized when there is reasonable assurance that the entity will comply with the conditions attached to them and the grants will be received. Under Canadian GAAP, government grants were recognized when received. The Company received government grants for the expansion of its ethanol plants which are subject to repayments dependent on the profitability of its operations as assessed annually until 2015. The Company does not have reasonable assurance of the amounts repayable on the grant until the repayment requirements are fulfilled. At January 1, 2010, the Company de-recognized these government grants until reasonable assurance of the measurement of repayments is determinable which increased property, plant, and equipment and other long-term liabilities by $15 million as at January 1, 2010 and December 31, 2010. The reclassification from property, plant, and equipment would have resulted in increased depletion, depreciation and amortization of $2 million from inception to January 1, 2010; this amount was recorded as a reduction of property, plant, and equipment and opening retained earnings. For the year ended December 31, 2010 the reclassification of government grants increased depletion, depreciation and amortization by less than $1 million.

d)	IAS 21 Adjustments – The Effects of Changes in Foreign Exchange Rates

Under IFRS, the functional currency of an entity is determined by focusing on the primary economic environment in which it operates with lesser precedence being placed on factors regarding the financing from and operational involvement of the reporting entity which consolidates the entity in its financial statements. Under Canadian GAAP, equal precedence is placed on all factors. The effect of this change to IFRS resulted in two entities having a different functional currency than the Company’s functional currency. As such, the translation of the results and balance sheets of the foreign operations into the Company’s presentation currency required a translation of all assets and liabilities at the closing rate at each reporting date with all resulting foreign exchange gains or losses recognized in OCI. Revenues and expenses of foreign operations were translated using average monthly foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions with foreign exchange differences recognized in OCI. The retrospective application of IAS 21 resulted in a cumulative foreign currency exchange loss on revaluation of $29 million as at January 1, 2010 which was recognized in other reserves prior to applying the IFRS 1 exemption.

The Company elected to utilize the IFRS 1 exemption to deem all foreign currency translation differences of $36 million that arose prior to the date of transition with respect to all foreign operations to be nil at the date of transition. The Company reversed the balance of exchange differences on translation of foreign operations within other reserves and recorded a decrease to opening retained earnings of $65 million.

For the three months ended December 31, 2010, net foreign exchange losses of $68 million and gains of $52 million were attributed to the above entities that were assessed as having a different functional currency than the Company’s functional currency under IFRS; these amounts were recorded from net earnings and OCI, respectively. For the year ended December 31, 2010, net foreign exchange losses of $53 million and gains of $21 million were attributed to the above entities that were assessed as having a different functional currency than the Company’s functional currency under IFRS; these amounts were reclassified from net earnings and OCI, respectively.

For the three months and year ended December 31, 2010, the Company reclassified $2 million and $3 million of foreign exchange gains on translation of its foreign operations from other reserves to net earnings under Canadian GAAP, respectively. Under IFRS, this reclassification is not required until the foreign operation is partially or fully disposed. The Company recorded increased net foreign exchange gains and reduced OCI of $2 million and $3 million under IFRS for the three months and year ended December 31, 2010, respectively.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	49

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The impact of this change decreased (increased) retained earnings and reserves as follows:

Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2010	For the three months ended December 31, 2010
Decrease/(Increase) in gross revenues	$2	$(1)
Decrease in purchases of crude oil and other products	(2)	—
Decrease in selling, general and administrative expenses	(1)	—
Decrease in depletion, depreciation and amortization	(1)	—
Decrease in exploration and evaluation expenses	—	(3)
Decrease in net foreign exchange gains	51	69
Increase in finance expenses	1	1

Adjustment before income taxes	$50	$66

Consolidated Balance Sheets

	As at January 1, 2010	As at December 31, 2010
Decrease in exploration and evaluation assets	$39	$11
Decrease/(increase) in property, plant and equipment	(4)	58
Increase in accounts payable and other accrued liabilities	3	—
Decrease in asset retirement obligations	(9)	(8)
Decrease in retained earnings	65	115
Increase in other reserves	(36)	(54)

e)	IAS 36 Adjustments – Impairment of Assets

Under Canadian GAAP, impairment of long-lived assets was assessed on the basis of an asset’s estimated undiscounted future cash flows compared with the asset’s carrying amount and if impairment is indicated, discounted cash flows were prepared to quantify the amount of the impairment. Under IFRS, impairment is assessed based on discounted cash flows compared with the asset’s carrying amount to determine the recoverable amount and measure the amount of the impairment. In addition under IFRS, where a long-lived asset does not generate largely independent cash inflows, the Company is required to perform its test at the cash generating unit level, which is the smallest identifiable grouping of assets that generates largely independent cash inflows. Canadian GAAP impairment was based on undiscounted cash flows using asset groupings with both independent cash inflows and cash outflows.

With the adoption of IAS 36, the Company recorded impairments on its ethanol plants decreasing property, plant, and equipment by $91 million as at January 1, 2010 based on their recoverable amounts using a fair value less cost to sell valuation based on a 39-year cash flow projection discounted at a pre-tax rate of 11%. For the three months and year ended December 31, 2010, the recognition of these impairments under IFRS resulted in reduced depletion, depreciation, and amortization of $1 million and $3 million, respectively.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	50

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The adoption of IAS 36 and application of the full cost exemption also resulted in an impairment of the carrying value of oil and gas properties in the East Central Alberta and Foothills West districts decreasing property, plant, and equipment by $66 million as at January 1, 2010. The recoverable amounts were based on fair value less cost to sell valuations using proved plus probable reserve life discounted at pre-tax rates ranging from 13% to 14%. For the three months and year ended December 31, 2010, the recognition of these impairments under IFRS resulted in reduced depletion, depreciation and amortization of $2 million and $7 million, respectively.

The impact of this change decreased (increased) retained earnings as follows:

Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2010	For the three months ended December 31, 2010
Decrease in depletion, depreciation and amortization	$(10)	$(3)

Adjustment before income taxes	$(10)	$(3)

Consolidated Balance Sheets

	As at January 1, 2010	As at December 31, 2010
Decrease in property, plant and equipment	$157	$147

Decrease in retained earnings	$157	$147

f)	IAS 37 Adjustments – Provisions, Contingent Liabilities and Contingent Assets

i)	Asset Retirement Obligations (“ARO”)

Consistent with IFRS, decommissioning provisions (ARO) have been previously measured under Canadian GAAP based on the estimated cost of decommissioning, discounted to their net present value upon initial recognition. Under IAS 37, asset retirement obligations will continue to be discounted using a credit-adjusted risk free rate, however, the liability is required to be re-measured based on changes in estimates including discount rates.

For asset retirement obligations associated with Canadian oil and gas properties where the IFRS 1 exemption was utilized, the Company re-measured ARO as at January 1, 2010 under IAS 37 with a corresponding adjustment to opening retained earnings. The carrying values of Canadian oil and gas assets associated with ARO under Canadian GAAP were not adjusted on transition to IFRS. This resulted in a decrease in ARO and an increase in opening retained earnings of $13 million as at January 1, 2010. Accordingly, for the three months and year ended December 31, 2010, the Company recorded reduced accretion of nil and $3 million under IFRS. At December 31, 2010, the Company re-measured the ARO based on a change in the discount rate from 6.4% to 6.2% which increased property, plant, and equipment and ARO by $66 million.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	51

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The total impact of this change to ARO of Canadian oil and gas assets subject to the IFRS 1 exemption decreased (increased) retained earnings as follows:

Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2010	For the three months ended December 31, 2010
Decrease in finance expenses	$(3)	$—

Adjustment before income taxes	$(3)	$—

Consolidated Balance Sheets

	As at January 1, 2010	As at December 31, 2010
Increase in property, plant and equipment	$—	$(66)
Increase/(decrease) in asset retirement obligations	(13)	50

Increase in retained earnings	$(13)	$(16)

For asset retirement obligations associated with international oil and gas assets, midstream, downstream and corporate assets that were not subject to the IFRS 1 exemption, a retrospective application of IAS 37 was performed. This resulted in an increase in net property, plant, and equipment of $38 million as at January 1, 2010 and an incremental increase of $11 million for the year ended December 31, 2010. Asset retirement obligations decreased by $4 million as at January 1, 2010 and increased by an incremental $10 million for the year ended December 31, 2010. For the three months and year ended December 31, 2010, the Company recorded reduced accretion of less than $1 million and $1 million in pre-tax finance expenses.

The total impact of this change to asset retirement obligations associated with international oil and gas assets, midstream, downstream and corporate assets decreased (increased) retained earnings as follows:

Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2010	For the three months ended December 31, 2010
Decrease in finance expenses	$(1)	$—

Adjustment before income taxes	$(1)	$—

Consolidated Balance Sheets

	As at January 1, 2010	As at December 31, 2010
Increase in property, plant and equipment	$(38)	$(49)
Increase/(decrease) in asset retirement obligations	(4)	6

Increase in retained earnings	$(42)	$(43)

Under Canadian GAAP accretion of the asset retirement obligations was included in cost of sales and operating expenses; however, under IFRS accretion is now classified in finance expenses.

ii)	Onerous Contracts

Under IAS 37, contracts that are deemed onerous are recognized as a present obligation when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received from the contract. There were no equivalent requirements under Canadian GAAP. The Company recorded a provision for a drilling rig commitment that was deemed onerous resulting in an increase in provisions of $1 million at January 1, 2010 with a corresponding decrease in retained earnings. For the three months ended December 31, 2010, the Company recognized a decrease in the provision of $1 million with a corresponding recovery recorded to other – net. For the year ended December 31, 2010, the Company recognized an increase in the provision of $1 million and the total provision as at December 31, 2010 was $2 million.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	52

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

g)	IFRS 2 Adjustments – Share-based Payments

The Company has granted cash-settled share-based payments to certain employees in the past. Under IFRS, the related liability is adjusted to reflect the fair value of the outstanding cash-settled shared-based payment using an option pricing model. Canadian GAAP permitted share-based payments to be accounted for by reference to their intrinsic value.

The impact of this change decreased (increased) retained earnings as follows:

Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2010	For the three months ended December 31, 2010
Increase/(Decrease) in selling, general and administrative expenses	$(13)	$5

Adjustment before income taxes	$(13)	$5

Consolidated Balance Sheets

	As at January 1, 2010	As at December 31, 2010
Increase in accounts payable and accrued liabilities	$22	$10
Increase in other long-term liabilities	10	9

Decrease in retained earnings	$32	$19

h)	IAS 16 Adjustments – Property, Plant and Equipment

The Company reviewed the major components and useful lives of items of property, plant, and equipment. As a result of the retroactive treatment of component depreciation, the Company decreased property, plant and equipment by $144 million with an adjustment to opening retained earnings.

The Company also reviewed replacement of major components to determine if assets replaced prior to the end of their useful life required derecognition under IFRS. The Company determined that asset components with a net book value of $3 million required derecognition which was recorded as a decrease to opening retained earnings.

As a result of these adjustments which reduced the net book value of assets on transition to IFRS, the Company recognized reduced pre-tax depletion, depreciation and amortization of $7 million and $26 million for the three months and year ended December 31, 2010, respectively. For the year ended December 31, 2010, the Company recognized $2 million on component disposals recorded as an expense to other – net.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	53

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

The total impact of this change decreased (increased) retained earnings as follows:

Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2010	For the three months ended December 31, 2010
Decrease in depletion, depreciation and amortization	$(26)	$(7)
Increase in other – net	2	—

Adjustment before income taxes	$(24)	$(7)

Consolidated Balance Sheets

	As at January 1, 2010	As at December 31, 2010
Decrease in property, plant and equipment	$147	$123

Decrease in retained earnings	$147	$123

i)	IFRS 3 Adjustments – Business Combinations

Given that the Company elected to apply the IFRS 1 exemption which permits no adjustments to amounts recorded for acquisitions that occurred prior to January 1, 2010, no retrospective adjustments were required. The Company acquired the remaining interest in the Lloydminster Upgrader from the Government of Alberta in 1995 and is required to make payments to Natural Resources Canada and Alberta Department of Energy from 1995 to 2014 based on average differentials between heavy crude oil feedstock and the price of synthetic crude oil sales. Under IFRS, the Company is required to recognize this contingent consideration at its fair value as part of the acquisition and record a corresponding liability. Under Canadian GAAP, any contingent consideration was not required to be recognized unless amounts were resolved and payable on the date of acquisition. On transition to IFRS, Husky recognized a liability of $85 million, based on the fair value of remaining upside interest payments, with an adjustment to opening retained earnings. For the three months and year ended December 31, 2010, the Company recognized pre-tax accretion of $2 million and $9 million, respectively in finance expenses under IFRS. Changes in forecast differentials used to determine the fair value of the remaining upside interest payments resulted in the recognition of a pre-tax gain of $32 million and $41 million recorded to other – net for the three months and year ended December 31, 2010, respectively.

The total impact of this change decreased (increased) retained earnings as follows:

Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2010	For the three months ended December 31, 2010
Increase in finance expenses	$9	$2
Increase/(Decrease) in other – net	(41)	(32)

Adjustment before income taxes	$(32)	$30

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	54

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

Consolidated Balance Sheets

	As at January 1, 2010	As at December 31, 2010
Increase in other long-term liabilities	$85	$53

Decrease in retained earnings	$85	$53

j)	IAS 23 Adjustments – Borrowing Costs

The Company elected to commence mandatory capitalization of borrowing costs for all major capital projects as at January 1, 2003, representing the date the Company commenced incurring capital expenditures on its Madura and Liwan projects, as permitted under IFRS 1. As a result, borrowing costs on major capital projects increased exploration and evaluation assets by $43 million as at January 1, 2010 with an adjustment to opening retained earnings.

In the fourth quarter of 2010, the major capital projects with capitalized borrowing costs under IFRS were transferred to the development phase and as a result, $43 million of capitalized borrowing costs were reclassified to property, plant and equipment. During the three months ended December 31, 2010, the Company elected to capitalize borrowing costs on major projects under Canadian GAAP. Capitalized borrowing costs for the three months ended December 31, 2010 were $22 million lower under IFRS. The Company capitalized borrowing costs of $6 million to exploration and evaluation assets under IFRS with a corresponding adjustment to finance expenses for the year ended December 31, 2010. Additionally, the Company capitalized incremental borrowing costs of $15 million in property plant and equipment for the year ended December 31, 2010.

The total impact of this change decreased (increased) retained earnings as follows:

Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2010	For the three months ended December 31, 2010
Increase/(Decrease) in finance expenses	$(21)	$7

Adjustment before income taxes	$(21)	$7

Consolidated Balance Sheets

	As at January 1, 2010	As at December 31, 2010
Increase in exploration and evaluation assets	$(43)	$(6)
Increase in property, plant and equipment	—	(58)

Increase in retained earnings	$(43)	$(64)

k)	IAS 18 Adjustments – Revenue

Under IFRS, realized and unrealized gains and losses on natural gas purchase and sale contracts are recorded on a net basis against sales and operating expenses. Under Canadian GAAP, these gains and losses were recorded on a gross basis. For the three months and year ended December 31, 2010, the Company reclassified $236 million and $852 million, respectively of losses on natural gas purchase contracts from purchases of crude oil and products to revenues.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	55

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

l)	IAS 12 Adjustments – Income Taxes

Nearly all recognized IFRS conversion adjustments as discussed in this transition note had related effects on deferred taxes. The tax impact of the above changes decreased (increased) the deferred tax liability as follows:

	For the year ended December 31, 2010	For the three months ended December 31, 2010
Exploration for and evaluation of mineral resources (note a)	$114	$72
Depletion of oil and gas properties (note a)	(11)	(1)
Employee benefits (note b)	6	6
Foreign currency translation (note d)	13	16
Impairment of assets (note e)	(3)	(2)
Asset retirement obligations (note f)	(1)	(1)
Share-based payments (note g)	(4)	—
Property, plant and equipment (note h)	(7)	(3)
Business combinations (note i)	(8)	(8)
Borrowing costs (note j)	(5)	1
Decrease/(increase) in uncertain tax positions (note l)	27	33

Decrease (increase) in deferred tax expense	$121	$113

	As at January 1, 2010	As at December 31, 2010
Exploration for and evaluation of mineral resources (note a)	$154	$268
Depletion of oil and gas properties (note a)	—	(11)
Employee benefits (note b)	16	22
Foreign currency translation (note d)	7	20
Impairment of assets (note e)	47	44
Asset retirement obligations (note f)	(16)	(17)
Share-based payments (note g)	10	6
Property, plant and equipment (note h)	44	37
Business combinations (note i)	25	17
Borrowing costs (note j)	(13)	(18)
Uncertain tax positions (note l)	(47)	(20)

Decrease in deferred tax liability	$227	$348

Under IFRS, the Company records and measures income tax uncertainties based on a single best estimate. Under Canadian GAAP, the Company recorded uncertain tax positions if such positions were probable of being sustained. The impact of this change increased the deferred tax liability by $47 million as at January 1, 2010 and $20 million as at December 31, 2010 under IFRS.

For the three months ended December 31, 2010, the Company recorded reduced deferred income tax expense of $107 million and $6 million which were recorded to net earnings and OCI, respectively. For the year ended December 31, 2010, the Company recorded reduced deferred income tax expense of $115 million and $6 million which were recorded to net earnings and OCI, respectively.

HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS	56

Notes to the Condensed Interim Consolidated Financial Statements

Year ended December 31, 2011 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

m)	Retained Earnings Adjustments

The above changes decreased (increased) retained earnings (each net of related tax) as follows:

	For the year ended December 31, 2010	For the three months ended December 31, 2010
Exploration for and evaluation of mineral resources (note a)	$324	$161
Depletion of oil and gas properties (note a)	(33)	5
Employee benefits (note b)	14	17
Foreign currency translation (note d)	37	50
Impairment of assets (note e)	(7)	(1)
Asset retirement obligation (note f)	(3)	—
Provisions – onerous contracts (note f)	1	(1)
Share-based payments (note g)	(9)	5
Property, plant and equipment (note h)	(17)	(4)
Business combinations (note i)	(24)	(22)
Borrowing costs (note j)	(16)	6
Uncertain tax positions (note l)	(27)	(33)

Decrease in net earnings	$240	$183

	As at January 1, 2010	As at December 31, 2010
Exploration for and evaluation of mineral resources (note a)	$362	$686
Depletion of oil and gas properties (note a)	—	(33)
Employee benefits (note b)	37	51
Government grants (note c)	2	2
Foreign currency translation (note d)	58	95
Impairment of assets (note e)	110	103
Asset retirement obligation (note f)	(39)	(42)
Provisions – onerous contracts (note f)	1	2
Share-based payments (note g)	22	13
Property, plant and equipment (note h)	103	86
Business combinations (note i)	60	36
Borrowing costs (note j)	(30)	(46)
Uncertain tax positions (note l)	47	20

Decrease in retained earnings	$733	$973

n)	Reclassifications

Certain amounts were reclassified to conform with current presentation.

o)	Adjustments to the Company’s Consolidated Statements of Cash Flows

As a result of Husky’s changes to the accounting for oil and gas properties under IFRS, the consolidated statements of cash flows under IFRS, compared to Canadian GAAP, showed changes to both operating and investing cash flows.

p)	Adjustments to the Company’s Consolidated Statements of Income

In 2011, the Company changed its treatment of certain intersegment sales eliminations. Gross revenues and purchases of crude oil and products have been recast for 2010. The recast had no impact on net earnings.

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